SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Three Months Ended June 30, 2006
Commission File Number 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Translation of registrant’s name into English)
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                     No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURES

QUARTERLY REPORT
Three Months Ended June 30, 2006
Currency of Presentation and Certain Defined Terms
          In this Quarterly Report, references to “$” or “dollars” or “U.S.$” or “U.S. dollars” are to the legal currency of the United States and references to “Rs.” or “rupees” or “Indian rupees” are to the legal currency of India. Our financial statements are presented in Indian rupees and are prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”). Convenience translation into U.S. dollars with respect to the unaudited interim condensed consolidated financial statements is also presented. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References to “ADS” are to our American Depositary Shares, to the “FASB” are to the Financial Accounting Standards Board, to “SFAS” are to the Statements of Financial Accounting Standards, to “SAB” are to Staff Accounting Bulletin and to the “EITF” are to the Emerging Issues Task Force.
          References to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. All references to “we,” us,” “our,” “DRL,” “Dr. Reddy’s” or the “Company” shall mean Dr. Reddy’s Laboratories Limited and its subsidiaries. “Dr. Reddy’s” is a registered trademark of Dr. Reddy’s Laboratories Limited in India. Other trademarks or trade names used in this Quarterly Report are trademarks registered in the name of Dr. Reddy’s Laboratories Limited or are pending before the respective trademark registries.
          Except as otherwise stated in this report, all translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York on June 30, 2006 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York, which was Rs.45.87 per U.S.$1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.
          Information contained in our website, www.drreddys.com, is not part of this quarterly report and no portion of such information is incorporated herein.
Forward-Looking and Cautionary Statement
          IN ADDITION TO HISTORICAL INFORMATION, THIS QUARTERLY REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION ENTITLED “OPERATING AND FINANCIAL REVIEW” AND ELSEWHERE IN THIS REPORT. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT OUR ANALYSIS ONLY AS OF THE DATE HEREOF. IN ADDITION, READERS SHOULD CAREFULLY REVIEW THE INFORMATION IN OUR PERIODIC REPORTS AND OTHER DOCUMENTS FILED AND/OR FURNISHED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) FROM TIME TO TIME.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	As of March 31,		As of June 30,
	2006		2006		2006
					Convenience
					translation into U.S.$
ASSETS
Current assets:
Cash and cash equivalents	Rs.	3,712,637	Rs.	3,437,251	U.S.$74,935
Investment securities		14,703		14,886	325
Restricted cash		1,606,245		21,894	477
Accounts receivable, net of allowances		4,801,794		9,650,933	210,397
Inventories		6,894,712		8,785,740	191,536
Deferred income taxes and deferred charges		173,750		351,097	7,654
Due from related parties		246,360		353,852	7,714
Other current assets		2,639,818		2,968,523	64,716

Total current assets		20,090,019		25,584,176	557,754
Property, plant and equipment, net		9,086,331		9,738,939	212,316
Due from related parties		6,182		5,612	122
Investment securities		1,090,202		1,087,890	23,717
Goodwill		16,634,509		17,903,853	390,317
Intangibles assets, net		17,034,555		18,203,086	396,841
Restricted cash		4,468,840		4,468,840	97,424
Other assets		357,431		500,094	10,902

Total assets	Rs.	68,768,069	Rs.	77,492,490	U.S.$1,689,394

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Borrowings from banks		9,132,462		9,590,060	209,070
Current portion of long-term debt		925,761		1,973,233	43,018
Trade accounts payable		3,639,217		7,721,213	168,328
Due to related parties		151,678		147,593	3,218
Accrued expenses		3,083,120		3,200,755	69,779
Other current liabilities		1,812,623		1,972,951	43,012

Total current liabilities		18,744,861		24,605,805	536,425
Long-term debt, excluding current portion		20,937,132		21,724,915	473,619
Deferred income taxes		6,346,174		6,764,538	147,472
Other liabilities		468,169		350,428	7,640

Total liabilities	Rs.	46,496,336	Rs.	53,445,686	U.S.$1,165,156

Stockholders’ equity:
Equity shares at Rs.5 par value: 200,000,000 shares authorized; Issued and outstanding: 153,389,140 shares and 153,404,506 shares as of March 31, 2006 and June 30, 2006 respectively		383,473		383,511	8,361
Additional paid-in capital		10,261,783		10,267,212	223,833
Equity options outstanding		463,128		473,927	10,332
Retained earnings		11,201,794		12,599,406	274,676
Equity shares held by a controlled trust: 82,800 shares		(4,882)		(4,882)	(106)
Accumulated other comprehensive income		(33,563)		327,630	7,143

Total stockholders’ equity		22,271,733		24,046,804	524,238

Total liabilities and stockholders’ equity	Rs.	68,768,069	Rs.	77,492,490	U.S.$1,689,394

See accompanying notes to the unaudited condensed consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	Three months ended June 30,
	2005		2006		2006
					Convenience
					translation into
					U.S.$
Revenues:
Product sales, net of allowances for sales returns (includes excise duties of Rs.300,124 and Rs.648,459 for the three months ended June 30, 2005 and 2006 respectively)	Rs.	5,573,819	Rs.	13,918,192	U.S.$303,427
License fees		13,383		23,016	502
Service income		4,232		108,198	2,359

		5,591,434		14,049,406	306,287
Cost of revenues		2,662,865		7,960,457	173,544

Gross profit		2,928,569		6,088,949	132,744
Operating expenses:
Selling, general and administrative expenses		1,953,773		3,346,121	72,948
Research and development expenses, net		514,694		532,874	11,617
Amortization expenses		95,599		387,809	8,455
Foreign exchange loss		65,756		74,474	1,624
Other operating (income)/expenses, net		36,913		(69,534)	(1,516)

Total operating expenses		2,666,735		4,271,744	93,127

Operating income		261,834		1,817,205	39,616
Equity in loss of affiliates		(14,504)		(15,345)	(335)
Other (expense)/income, net		172,602		(196,658)	(4,287)

Income before income taxes and minority interest		419,932		1,605,202	34,995
Income taxes		(72,507)		(207,540)	(4,525)
Minority interest		(108)		(50)	(1)

Net income	Rs.	347,317	Rs.	1,397,612	U.S.$30,469

Earnings per equity share
Basic	Rs.	2.27	Rs.	9.11	U.S.$0.20
Diluted	Rs.	2.27	Rs.	9.07	U.S.$0.20
Weighted average number of equity shares used in computing earnings per equity share
Basic		153,065,150		153,397,582	153,397,582
Diluted		153,324,350		154,023,870	154,023,870
See accompanying notes to the unaudited condensed consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(in thousands, except share and per share data)

										Equity Shares held by a
	Equity Shares									Controlled Trust
						Accumulated
				Additional		Other							Equity				Total
	No. of			Paid In		Comprehensive		Comprehensive		No. of			Options		Retained		Stockholders’
	Shares	Amount		Capital		Income		Income		Shares	Amount		Outstanding		Earnings		Equity
Balance as of March 31, 2005	153,037,898	Rs.	382,595	Rs.	10,089,152	Rs.	76,240		—	82,800	Rs.	(4,882)	Rs.	400,749	Rs.	10,009,305	Rs.	20,953,159
Issuance of equity shares on exercise of options	40,000		100		14,471		—		—	—		—		(14,471)		—		100
Stock based compensation														43,390				43,390
Comprehensive income
Net income	—		—		—		—	Rs.	347,317	—		—		—		347,317		347,317
Translation adjustment	—		—		—		(19,550)		(19,550)	—		—		—		—		(19,550)
Unrealized gain on investments, net of tax	—		—		—		11,358		11,358	—		—		—		—		11,358
Comprehensive income	—		—		—		—	Rs.	339,125	—		—		—		—		—

Balance as of June 30, 2005	153,077,898	Rs.	382,695	Rs.	10,103,623	Rs.	68,048		—	82,800	Rs.	(4,882)	Rs.	429,668	Rs.	10,356,622	Rs.	21,335,774

Balance as of March 31, 2006	153,389,140	Rs.	383,473	Rs.	10,261,783	Rs.	(33,563)		—	82,800	Rs.	(4,882)	Rs.	463,128	Rs.	11,201,794	Rs.	22,271,733

Issuance of equity shares on exercise of options	15,366		38		5,429		—		—	—		—		(5,429)		—		38
Stock based compensation	—		—		—				—	—		—		31,034		—		31,034
Cumulative effect adjustment on adoption of SFAS 123R	—		—		—		—		—	—		—		(14,806)		—		(14,806)
Comprehensive income
Net income	—		—		—		—	Rs.	1,397,612	—		—		—		1,397,612		1,397,612
Translation adjustment	—		—		—		363,684		363,684	—		—		—		—		363,684
Unrealized loss on investments, net of tax	—		—		—		(2,491)		(2,491)	—		—		—		—		(2,491)
Comprehensive income	—		—		—		—	Rs.	1,758,805	—		—		—		—		—

Balance as of June 30, 2006	153,404,506	Rs.	383,511	Rs.	10,267,212	Rs.	327,630		—	82,800	Rs.	(4,882)	Rs.	473,927	Rs.	12,599,406	Rs.	24,046,804

Convenience translation into U.S.$	—		U.S.$8,361		U.S.$223,833		U.S.$7,143		—	—		U.S.$(106)		U.S.$10,332		U.S.$274,676		U.S.$524,238

See accompanying notes to the unaudited condensed consolidated financial statements

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Three months ended June 30,
	2005		2006		2006
					Convenience
					translation into U.S.$
Cash flows from operating activities:
Net income	Rs.	347,317	Rs.	1,397,612	U.S.$30,469
Adjustments to reconcile net income to net cash from operating activities:
Deferred tax expense/(benefit)		72,507		(245,519)	(5,352)
Gain on sale of available for sale securities, net		(13,164)		—	—
Depreciation and amortization		369,692		729,995	15,914
Loss/(profit) on sale of property, plant and equipment		36,913		(62,615)	(1,365)
Equity in loss of affiliates		14,504		15,345	335
Unrealized exchange (gain)/loss		51,018		497,652	10,849
Interest receivable on investment		(4,937)		—
Stock based compensation		43,390		16,228	354
Minority interest		108		50	1
Changes in operating assets and liabilities:
Accounts receivable		(421,178)		(4,648,504)	(101,341)
Inventories		(192,687)		(1,790,729)	(39,039)
Other assets		(259,031)		(278,765)	(6,077)
Due to/from related parties, net		(68,604)		(111,010)	(2,420)
Trade accounts payable		492,604		3,768,859	82,164
Accrued expenses		95,279		60,899	1,328
Other liabilities		(361,562)		(106,570)	(2,323)

Net cash provided by/(used in) operating activities		202,169		(757,072)	(16,505)

Cash flows from investing activities:
Restricted cash		—		1,584,351	34,540
Expenditure on property, plant and equipment		(297,828)		(887,280)	(19,343)
Proceeds from sale of property, plant and equipment		3,062		65,730	1,433
Purchase of investment securities, net of proceeds from sale		161,320		(84,361)	(1,839)
Expenditure on intangible assets		(90,814)		(195,611)	(4,264)

Net cash provided by/(used in) in investing activities		(224,260)		482,829	10,526

Cash flows from financing activities:
Proceeds from issuance of equity shares on exercise of options		—		38	1
Proceeds from borrowing from banks, net		1,135,649		291,428	6,353
Repayment of long-term debt		(1,480)		(1,572)	(34)

Net cash provided by financing activities		1,134,169		289,894	6,320

Effect of exchange rate changes on cash and cash equivalents		(35,993)		(291,037)	(6,345)

Net increase / (decrease) in cash and cash equivalents during the period		1,076,085		(275,386)	(6,004)
Cash and cash equivalents at the beginning of the period		9,287,864		3,712,637	80,938

Cash and cash equivalents at the end of the period	Rs.	10,363,949	Rs.	3,437,251	U.S.$74,935

See accompanying notes to the unaudited condensed consolidated financial statements

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Three months ended June 30,
	2005		2006		2006
					Convenience
					translation into
					U.S.$
Supplemental disclosures:
Cash paid for:
Interest	Rs.	98,337	Rs.	401,678	U.S.$8,757
Income taxes		—		111,382	2,428
Supplemental schedule of non-cash investing activities:
Property, plant and equipment purchased on credit during the period		8,012		71,095	1,550
See accompanying notes to the unaudited condensed consolidated financial statements

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
1. Basis of preparation of financial statements
          The accompanying unaudited interim condensed consolidated financial statements of Dr Reddy’s Laboratories Limited (the “Company” or “DRL”), have been prepared by management on substantially the same basis as the audited financial statements for the year ended March 31, 2006, and in the opinion of management, include all adjustments of normal recurring nature necessary for a fair presentation of the financial information set forth herein. The preparation of unaudited interim condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.
2. Interim information
          The accompanying unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes contained in the Annual Report on Form 20-F for the year ended March 31, 2006. The results of the interim periods are not necessarily indicative of results to be expected for the full fiscal year.
3. Convenience translation
          The accompanying unaudited interim condensed consolidated financial statements have been prepared in Indian rupees. Solely for the convenience of the reader, the financial statements as of June 30, 2006 have been translated into U.S. dollars at the noon buying rate in New York City on June 30, 2006 for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of U.S.$1 = Rs.45.87. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate.
4. Stock based compensation
          Prior to April 1, 2006, the Company accounted for its stock-based compensation plans under SFAS 123 “Accounting for Stock Based Compensation”. On April 1, 2006, the Company adopted SFAS No. 123R (revised 2004) “Share Based Payment” (“SFAS No. 123(R)”) under the modified-prospective application. Under the modified-prospective-application, SFAS No. 123(R) applies to new awards and to awards modified, repurchased, or cancelled after adoption.
          The Company uses the Black-Scholes option pricing model to determine the fair value of each option grant. Generally, the fair value approach in SFAS No. 123(R) is similar to the fair value approach described in SFAS No. 123. The Company elected to continue to estimate the fair value of stock options using the Black-Scholes option pricing model. The Black-Scholes model includes assumptions regarding dividend yields, expected volatility, expected lives and risk free interest rates. These assumptions reflect management’s best estimates, but these assumptions involve inherent market uncertainties based on market conditions generally outside of the control of the Company. As a result, if other assumptions had been used in the current period, stock-based compensation expense could have been materially impacted. Furthermore, if management uses different assumptions in future periods, stock based compensation expense could be materially impacted in future years.
          The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions:

	Three months ended June 30,
	2005	2006
Dividend yield	0.5%	0.5%
Expected life	12-78 months	12-78 months
Risk free interest rates	4.5 - 7.1%	4.5 - 7.5%
Volatility	26.4 - 50.7%	23.4 - 50.7%

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
4. Stock based compensation (continued)
          At June 30, 2006, the Company had three stock-based employee compensation plans, which are described more fully in Note 12. The Company had one stock based employee compensation plan and its subsidiary, Aurigene Discovery Technologies Limited, had two stock based employee compensation plans.
          The adoption of SFAS 123(R) did not have a material impact on our stock-based compensation expense for the three months period ended June 30, 2006. Further, the Company believes that the adoption of SFAS 123(R) will not have a material impact on the Company’s future stock-based compensation expense. As of June 30, 2006, there was approximately Rs.352,604 of total unrecognized compensation cost related to unvested stock based compensation arrangements. That cost is expected to be recognized over a weighted-average period of 4.4 years.
          Under SFAS 123, the Company had a policy of recognizing the effect of forfeitures only as they occurred. Accordingly, as required by SFAS No. 123 (R), on April 1, 2006, the Company estimated the number of outstanding instruments which are not expected to vest and recognized an income of Rs.14,806 representing the reversal of compensation cost for such instruments previously recognized in the income statement. For the three months ended June 30, 2005 and 2006, an amount of Rs.43,390 and Rs.31,034 respectively, has been recorded as total employee stock based compensation expense.
5. Business combinations
          All of the Company’s acquisitions have been accounted for using the purchase method of accounting. Revenues and expenses of the acquired businesses have been included in the unaudited interim consolidated financial statements of the Company beginning on the respective dates of acquisition. Contingent consideration pursuant to earnout agreements is accrued as an additional cost of the transaction when payment thereof is deemed to be probable by the Company.
     Industrias Quimicas Falcon de Mexico, S.A. de C.V. (“Falcon”)
          On December 30, 2005 the Company acquired 100% of the share capital of Industrias Quimicas Falcon de Mexico, S.A.de C.V. (“Falcon”), a Roche group company, for a total purchase consideration of Rs.2,773,126 (U.S.$61,233). Falcon was acquired with an intent to add steroid manufacturing capabilities and permit the Company to offer a full range of services in its custom pharmaceutical services business. The operations of Falcon relate to the manufacture and sale of active pharmaceutical ingredients and steroids in accordance with the customer’s specifications.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
5. Business combinations (continued)
     beta Holding GmbH (“betapharm”)
          On March 3, 2006, the Company, through its wholly owned subsidiary Lacock Holdings Limited, acquired 100% of the outstanding common shares of betapharm. Accordingly, the financial results of betapharm have been included in the consolidated financial statements of the Company since that date. betapharm is a leading generics pharmaceuticals company in Germany. Under the ‘beta’ brand, the Company markets a broad and diversified portfolio comprising formulations, primarily solid dose, focused on medical conditions requiring long-term therapy that are typically prescribed by primary care physicians.
          The Company is in the process of obtaining third-party valuations of certain intangible assets and, accordingly, the allocation of the purchase price of Rs.26,063,321 (Euro 482,654) as of March 31, 2006 is preliminary and may be prospectively revised when additional information is obtained based on such third party valuations. The final purchase price allocation is expected to be completed by December 31, 2006.
          Proforma Information: The table below reflects unaudited pro forma consolidated results of operations as if both Falcon and betapharm acquisitions had been made at the beginning of the period presented below:

	Three months
	ended
	June 30, 2005
Revenues	Rs.	8,003,738
Net income	Rs.	278,947
Earning per equity share
Basic	Rs.	1.82
Diluted	Rs.	1.82
Weighted average number of equity shares used in computing earnings per share
Basic		153,065,150
Diluted		153,324,350
          The unaudited proforma consolidated results of operations are presented for illustrative purposes only and are not necessarily indicative of the operating results that would have occurred if the transactions had been consummated at the date indicated, nor are they necessarily indicative of the future operating results of the combined companies and should not be construed as representative of these amounts for any future dates or periods. Falcon and betapharm’s results of operations included in the above proforma financial information are derived from their respective unaudited financial statements for the three-month period ended June 30, 2005 and has been adjusted, where appropriate, to present their results of operations in accordance with accounting principles generally accepted in the United States.
6. Restricted Cash
          As of March 31, 2006, the current portion of restricted cash was primarily comprised of term deposits pledged with bankers against a short term loan taken from the State Bank of India. Pursuant to the repayment of the short term loan during the three months ended June 30, 2006, restrictions on these term deposits amounting to Rs.1,584,351 were released.
          The non-current portion of restricted cash comprises term deposits pledged with bankers as security against a long term debt taken from Citibank N.A..

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
7. Incorporation of Reddy Pharma Iberia, S.A.
          On April 15, 2006, the Company incorporated a new entity, Reddy Pharma Iberia, S.A., under the laws of Spain as a wholly owned subsidiary.
          On May 19, 2006, Reddy Pharma Iberia, S.A. acquired marketing authorizations and marketing authorization applications for certain specialty pharmaceutical products, along with the related trademark rights and physical inventories of the products, from Laboratorios Litaphar, S.A. (“Litaphar”) for a total consideration of Rs.218,920 (Euro 3,740). The purchase consideration consists of:

Description	Amount (Rs.)
Cash	193,310
Contingent consideration	25,610
          Contingent consideration of Rs.25,610 represents amounts to be paid to Litaphar towards marketing authorization applications applied for with the Spanish health authorities on the date of acquisition.
          Litaphar is a Spanish company engaged in the promotion, distribution and commercialization of pharmaceutical products and chemical-pharmaceutical specialties. As a result of this acquisition, the Company acquired an opportunity to sell those products using their existing brand names through its generics sales and marketing network.
          The acquisition was accounted for as a purchase of intangible assets as this acquisition did not meet the definition of a business as described in EITF Issue No 98-3, “Determining whether a non-monetary transaction involves receipt of productive assets or of a business.”
          The Company is in the process of identification of the various intangible assets acquired from Litaphar and obtaining fair values from an independent appraiser. This process is expected to be completed by December 31, 2006. Pending such identification and measurement of fair value for the assets acquired, the cash consideration of Rs.193,310, has been preliminarily allocated to the acquired assets as of June 30, 2006 as follows:

Description	Amount (Rs.)
Inventory	22,864
Product related intangibles	170,446

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
8. Goodwill
          In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” the Company tests goodwill for impairment at least annually.
          The following table presents the changes in goodwill during the year ended March 31, 2006 and for the three months ended June 30, 2006:

	Year ended		Three months ended
	March 31, 2006		June 30, 2006
Balance at the beginning of the period(1)	Rs.	1,743,442	Rs.	16,816,452
Acquired during the period		15,073,010		13,893
Translation of goodwill arising on acquisition of betapharm		—		1,255,451

Balance at the end of the period(1)	Rs.	16,816,452	Rs.	18,085,796

          Goodwill acquired during the year ended March 31, 2006 and for three months ended June 30, 2006 represents the following:

	Year ended		Three months ended
	March 31, 2006		June 30, 2006
Cash paid towards contingent consideration in purchase business combinations	Rs.	114,244	Rs.	13,893

Excess of fair value over carrying value of the acquired net assets, in a purchase business combination (betapharm)		14,958,766		—

	Rs.	15,073,010	Rs.	13,893

          The following table presents the allocation of goodwill among the Company’s segments as of March 31, 2006 and June 30, 2006:

	As of March 31,		As of June 30,
	2006		2006
Formulations(1)	Rs.	349,774	Rs.	349,774
Active pharmaceutical ingredients and intermediates		997,025		997,025
Generics		15,379,216		16,648,560
Drug discovery		90,437		90,437

	Rs.	16,816,452	Rs.	18,085,796

(1)	Includes goodwill arising on investment in an affiliate amounting to Rs.181,943.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
9. Intangible assets, net.
          In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” intangible assets are amortized over the expected benefit period or the legal life, whichever is lower.
          The following table presents acquired and amortized intangible assets as of March 31, 2006 and June 30, 2006:

	As of March 31, 2006				As of June 30, 2006
	Gross carrying		Accumulated		Gross carrying		Accumulated
	amount		amortization		amount		amortization

Trademarks	Rs.	2,575,224	Rs.	2,113,374	Rs.	2,593,249	Rs.	2,187,794
Trademarks not subject to amortization		3,970,118		—		4,303,320		—
Product related intangibles		11,759,317		77,326		12,933,732		362,872
Beneficial toll manufacturing contract		621,058		10,708		673,181		46,426
Core technology rights and licenses		132,753		—		132,753		—
Non-competition arrangements		128,883		105,019		131,536		110,350
Marketing rights		94,369		9,222		95,068		11,440
Customer related intangibles including customer contracts		167,233		98,799		177,851		118,722
Others		7,556		7,508		8,238		8,238

	Rs.	19,456,511	Rs.	2,421,956	Rs.	21,048,928	Rs.	2,845,842

          The aggregate amortization expense for the three months ended June 30, 2005 and 2006 was Rs.95,599 and Rs.387,809, respectively.
          Estimated amortization expense for the next five years and thereafter with respect to such assets is as follows:

For the nine month period ending March 31, 2007	Rs.	1,198,422
For the years ending March 31,
2008		1,510,498
2009		1,374,584
2010		1,310,499
2011		1,289,595
Thereafter		7,216,168

Total	Rs.	13,899,766

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
9. Intangible assets, net (continued)
          The intangible assets (net of amortization) as of June 30, 2006 have been allocated to the following segments:

					Custom
					Pharmaceutical
	Formulations		Generics		Services		Total
Trademarks	Rs.	363,997	Rs.	41,458		—	Rs.	405,455
Trademarks not subject to amortization		—		4,303,320		—		4,303,320
Product related intangibles		—		12,570,860		—		12,570,860
Beneficial toll manufacturing contract		—		626,755		—		626,755
Core technology rights and licenses		—		132,753		—		132,753
Non-competition arrangements		—		4,997		16,189		21,186
Marketing rights		—		83,628		—		83,628
Customer related intangibles including customer contracts		—		19,862		39,268		59,129

	Rs.	363,997	Rs.	17,783,633	Rs.	55,457	Rs.	18,203,086

          The intangible assets (net of amortization) as of March 31, 2006 have been allocated to the following segments:

					Custom
					Pharmaceutical
	Formulations		Generics		Services		Total
Trademarks	Rs.	412,346	Rs.	49,504		—	Rs.	461,850
Trademarks not subject to amortization		—		3,970,118		—		3,970,118
Product related intangibles		—		11,681,991		—		11,681,991
Beneficial toll manufacturing contract		—		610,350		—		610,350
Core-technology rights and licenses		—		132,753		—		132,753
Non-competition arrangements		—		6,052		17,812		23,864
Marketing rights		—		85,147		—		85,147
Customer related intangibles including customer contracts		—		24,082		44,352		68,434
Others		—		48		—		48

	Rs.	412,346	Rs.	16,560,045	Rs.	62,164	Rs.	17,034,555

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
10. Property, plant and equipment, net
          Property, plant and equipment consist of the following:

	As of March 31,		As of June 30,
	2006		2006
Land	Rs.	861,951	Rs.	874,086
Buildings		2,470,029		2,798,085
Plant and machinery		7,966,645		8,516,749
Furniture, fixtures and equipment		826,370		858,347
Vehicles		288,162		292,857
Computer equipment		514,935		553,820
Capital work-in-progress		1,135,905		1,172,995

		14,063,997		15,066,939
Accumulated depreciation		(4,977,666)		(5,328,000)

	Rs.	9,086,331	Rs.	9,738,939

          Depreciation expenses for the three months ended June 30, 2005 and 2006 were Rs.274,093 and Rs.342,186, respectively.
11. Inventories
          Inventories consist of the following:

	As of March 31,		As of June 30,
	2006		2006
Raw materials	Rs.	2,002,246	Rs.	2,570,737
Stores and spares		450,658		534,153
Work-in-process		1,421,151		1,571,926
Finished goods		3,020,657		4,108,924

	Rs.	6,894,712	Rs.	8,785,740

          During the three months ended June 30, 2005 and 2006, the Company recorded an inventory write-down of Rs.57,312 and Rs.131,297 respectively, resulting from a decline in the market value of certain finished goods and raw materials. These amounts are included under cost of goods sold.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
12. Employee stock incentive plans
     Dr. Reddy’s Employees Stock Option Plan-2002 (the “DRL 2002 Plan”):
          The Company instituted the DRL 2002 Plan for all eligible employees pursuant to of the special resolution approved by the shareholders in the Annual General Meeting held on September 24, 2001. The DRL 2002 Plan covers all employees and directors of DRL and its subsidiaries. Under the DRL 2002 Plan, the Compensation Committee of the Board (the “Compensation Committee”) shall administer the DRL 2002 Plan and grant stock options to eligible employees of the Company and its subsidiaries. The Compensation Committee shall determine the employees eligible for receiving the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of the grant.
          The DRL 2002 Plan was amended on July 28, 2004 at the annual general meeting of shareholders to provide for stock option grants in two categories:
Category A: 1,721,700 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and
Category B: 573,778 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the par value of the underlying equity shares (i.e., Rs.5 per option).
          The DRL 2002 Plan was further amended on July 27, 2005 at the annual general meeting of shareholders to re-allocate the stock options to be granted pursuant to Category A and Category B as follows:
Category A: 300,000 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and
Category B: 1,995,478 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the par value of the underlying equity shares (i.e., Rs.5 per option).
          After the stock dividend distributed on August 30, 2006 to shareholders on record as of August 29, 2006 of one equity share for each equity share then held, the DRL 2002 Plan provided for stock option grants in two categories as follows:

	Number of options	Number of options
	granted under	granted under
Particulars	Category A	Category B	Total
Options earmarked under original Plan	300,000	1,995,478	2,295,478
Options exercised prior to stock dividend date (A)	94,061	147,793	241,854
Balance shares that can be allotted on exercise of options (B)	205,939	1,847,685	2,053,624
Options arising from stock dividend (C)	205,939	1,847,685	2,053,624
Options earmarked after stock dividend (A+B+C)	505,939	3,843,163	4,349,102
          The fair market value of a share on each grant date falling under Category A above is defined as the average closing price (after adjustment for stock dividend) for 30 days prior to the grant in the stock exchange where there is highest trading volume during that period. Notwithstanding the foregoing, the Compensation Committee may, after obtaining the approval of the shareholders in the annual general meeting, grant options with a per share exercise price other than fair market value and par value of the equity shares.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
12. Employee stock incentive plans (continued)
          Stock option activity under the DRL 2002 Plan in the two categories of options is as follows:

Category A - Fair Market Value Options	Three months ended June 30, 2005
						Weighted-
						average
				Weighted-		remaining
	Shares arising out	Range of exercise		average		contractual life
	of options	prices		exercise price		(months)
Outstanding at the beginning of the period	597,900	Rs.	373.5-574.5	Rs.	488.66	50
Granted during the period	65,000		362.5		362.50	90
Expired / forfeited during the period	(63,400)		373.5-574.5		526.50	—
Surrendered by employees during the period	(180,000)		488.65-531.51		517.00	—
Exercised during the period	—		—		—	—

Outstanding at the end of the period	419,500		362.5-574.5		451.15	58

Exercisable at the end of the period	234,764	Rs.	441.5-574.5	Rs.	474.19	37

Category B - Par Value Options	Three months ended June 30, 2005
						Weighted-
						average
				Weighted-		remaining
	Shares arising out	Range of exercise		average		contractual life
	of options	prices		exercise price		(months)
Outstanding at the beginning of the period	759,098	Rs.	5	Rs.	5	84
Granted during the period	417,120		5		5	90
Forfeited during the period	(15,086)		5		5	—
Exercised during the period	(40,000)		5		5	—

Outstanding at the end of the period	1,121,132	Rs.	5	Rs.	5	85

Exercisable at the end of the period	—		—		—	—

Category A - Fair Market Value Options	Three months ended June 30, 2006
						Weighted-
						average
				Weighted-		remaining
	Shares arising out	Range of exercise		average		contractual life
	of options	prices		exercise price		(months)
Outstanding at the beginning of the period	234,500	Rs.	362.5-531.51	Rs.	439.43	64
Expired / forfeited during the period	(10,000)		442.5-574.5		541.50	—

Outstanding at the end of the period	224,500		362.5-531.51		434.88	62

Exercisable at the end of the period	130,550	Rs.	362.5-531.51	Rs.	456.11	47

Category B - Par Value Options	Three months ended June 30, 2006
						Weighted-
						average
				Weighted-		remaining
	Shares arising out	Range of exercise		average		contractual life
	of options	prices		exercise price		(months)
Outstanding at the beginning of the period	729,968	Rs.	5	Rs.	5	81
Granted during the period	416.260		5		5	90
Forfeited during the period	(4,332)		5		5	—
Exercised during the period	(15,366)		5		5	—

Outstanding at the end of the period	1,126,530		5		5	82

Exercisable at the end of the period	112,292	Rs.	5	Rs.	5	59

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
((in thousands, except share and per share data)
12. Employee stock incentive plans (continued)
          The weighted average grant date fair value for options granted under the DRL 2002 Plan at fair market value during the three months ended June 30, 2005 was Rs.146.71. No options at fair market value were granted during the three months ended June 30, 2006. The weighted average grant date fair value for options granted under the DRL 2002 Plan at par value during the three months ended June 30, 2005 and 2006 were Rs.351.54 and Rs.574.02, respectively.
          Aurigene Discovery Technologies Ltd. Employee Stock Option Plan (the “Aurigene ESOP Plan”):
          In fiscal 2004, Aurigene Discovery Technologies Limited (“Aurigene”), a consolidated subsidiary of the Company, adopted the Aurigene ESOP Plan to provide for issuance of stock options to employees. Aurigene has reserved 4,550,000 of its ordinary shares for issuance under this plan. Under the Aurigene ESOP Plan, stock options may be granted at a price per share as may be determined by Aurigene’s Compensation Committee. The options vest at the end of three years from the date of grant of option.
Stock option activity under the Aurigene ESOP Plan was as follows:

	Three months ended June 30, 2005
						Weighted-
						average remaining
	Shares arising out	Range of exercise		Weighted-average		contractual life
	of options	prices		exercise price		(months)
Outstanding at the beginning of the period	197,178	Rs.	10	Rs.	10	59
Forfeited during the period	(46,979)		10		10	—

Outstanding at the end of the period	150,199	Rs.	10	Rs.	10	56

Exercisable at the end of the period	—		—		—	—

	Three months ended June 30, 2006
						Weighted-
						average remaining
	Shares arising out	Range of exercise		Weighted-average		contractual life
	of options	prices		exercise price		(months)
Outstanding at the beginning of the period	528,907	Rs.	10	Rs.	10	67
Granted during the period	135,000		10		10	73
Forfeited during the period	(66,824)		10		10	—

Outstanding at the end of the period	597,083	Rs.	10	Rs.	10	69

Exercisable at the end of the period	—		—		—	—
          The weighted average grant date fair value for options granted under the Aurigene ESOP Plan during the three months ended June 30, 2006 was Rs.2.12. No options were granted during the three months ended June 30, 2005 under the Aurigene ESOP Plan.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
12. Employee stock incentive plans (continued)
          Aurigene Discovery Technologies Ltd. Management Group Stock Grant Plan (the “Management Plan”):
          In fiscal 2004, Aurigene adopted the Management Plan to provide for issuance of stock options to management employees of Aurigene and its subsidiary Aurigene Discovery Technologies Inc. Aurigene has reserved 2,950,000 ordinary shares for issuance under this plan. Under the Management Plan, stock options may be granted at a price per share as may be determined by Aurigene’s compensation committee. The options vest on the date of grant of the options.
          Stock option activity under the Management Plan was as follows:

	Three months ended June 30, 2005
						Weighted- average
						remaining
	Shares arising out	Range of exercise		Weighted-average		contractual life
	of options	prices		exercise price		(months)
Outstanding at the beginning of the period	100,000	Rs.	10	Rs.	10	65
Forfeited during the period	(100,000)	Rs.	10	Rs.	10	—

Outstanding at the end of the period	—		—		—	—

Exercisable at the end of the period	—		—		—	—
No options were granted during the three months ended June 30, 2005 and 2006 under the Management Plan.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
13. Employee benefit plans
Gratuity benefits: In accordance with applicable Indian laws, the Company provides for gratuity, a defined benefit retirement plan (the “Gratuity Plan”) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees, at retirement or termination of employment, an amount based on the respective employee’s last drawn salary and the years of employment with the Company. Effective September 1, 1999, the Company established the Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”). Liabilities with regard to the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. The amounts contributed to the Gratuity Fund are invested in specific securities as mandated by law and generally consist of federal and state government bonds and the debt instruments of government-owned corporations.
          With respect of certain other employees of the Company, the gratuity benefit is provided through annual contribution to separate funds managed by the Life Insurance Corporation of India (“LIC”) and ICICI Prudential Life Insurance Company Limited (“ICICI Pru”). Under this scheme, the settlement obligation remains with the Company, although the LIC and ICICI Pru administer the funds and determine the contribution premium required to be paid by the Company.
          The components of net periodic benefit cost for the three months ended June 30, 2005 and 2006 are as follows:

	Three months ended June 30,
	2005		2006
Service cost	Rs.	6,731	Rs.	6,774
Interest cost		3,814		3,972
Expected return on plan assets		(2,303)		(4,048)
Amortization of transition obligation/(assets)		156		—
Recognized net actuarial (gain)/loss		1,804		1,182

Net amount recognized	Rs.	10,202	Rs.	7,880

          Pension plan: All of the employees of Falcon are entitled to a pension plan in the form of a Defined Benefit Plan. The pension plan provides a payment to vested employees at retirement or termination of employment. This payment is based on the employee’s integrated salary and is paid in the form of a monthly pension over a period of 20 years computed based on a predefined formula. Liabilities with regard to the pension plan are determined by an actuarial valuation, based upon which the Company makes contributions to the pension fund. This fund is administered by a third party who is provided guidance by a technical committee formed by senior employees of the Company.
          The components of net periodic benefit cost for the three months ended June 30, 2006 are as follows:

	Three months
	ended June 30,
	2006
Service cost	Rs.	4,205
Interest cost		3,588
Expected return on plan assets		(3,787)
Unrecognized net transition obligation/(asset)		1,070
Unrecognized net (gain)/loss		(38)
Cost price inflation index adjustment		189

Net amount recognized	Rs.	5,227

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
14. Commitments and Contingencies
          Capital Commitments: As of March 31, 2006 and June 30, 2006, the Company had committed to spend approximately Rs.744,006 and Rs.1,276,322, respectively, under agreements to purchase property and equipment. The amount is net of capital advances paid in respect of such purchases.
          Guarantee: In fiscal 2006, in order to enable the Company’s affiliate Kunshan Rotam Reddy Pharmaceutical Co. Limited (“KRRP”) to secure a credit facility of Rs.32,000 from Citibank, N.A. (“Citibank”), the Company issued a corporate guarantee amounting to Rs.45,000 in favor of Citibank. The guarantee is required to be renewed every year and the liability of the Company may arise in case of non-payment or non-performance of other obligations of KRRP under its credit facility agreement with Citibank. As of June 30, 2006, it was not probable that the Company will be required to make payments under the guarantee. Accordingly, no liability has been accrued for a loss related to the Company’s obligation under this guarantee arrangement.
          Litigations / Contingencies: The Company manufactures and distributes Norfloxacin, a formulations product. Under the Drugs Prices Control Order (the “DPCO”), the government of India has the authority to designate a pharmaceutical product as a “specified product” and fix the maximum selling price for such product. In 1995, the government of India notified Norfloxacin as a “specified product” and fixed the maximum selling price. In 1996, the Company filed a statutory Form III before the government of India for the upward revision of the price and a legal suit in the Andhra Pradesh High Court (the “High Court”) challenging the validity of the notification on the grounds that the applicable rules of the DPCO were not complied with while fixing the ceiling price. The High Court had earlier granted an interim order in favor of the Company, however it subsequently dismissed the case in April 2004. The Company filed a review petition in the High Court in April 2004 which was also dismissed by the High Court in October 2004. Subsequently the Company appealed to the Supreme court of India by filing a Special Leave Petition. The appeal is currently pending with the Supreme Court.
          During the fiscal year ended March 31, 2006, the Company received a notice from the government of India demanding the recovery of the price the Company charged for norfloxacin in excess of the maximum selling price fixed by the government of India, amounting to Rs.284,984 including interest thereon. The Company filed a writ petition in the High Court challenging the government of India’s demand order. The High Court has admitted the writ petition and granted an interim order, however it ordered the Company to deposit 50% of the principal amount claimed by the government of India, which amounts to Rs.77,149. The Company deposited this amount with the government of India on November 14, 2005 while it awaits the outcome of its appeal with the Supreme Court. The Company has provided fully against the potential liability in respect of the principal amount demanded and believes that the possibility of any liability that may arise on account of interest and penalty is remote. In the event that the Company is unsuccessful in the litigation in the Supreme Court, it will be required to remit the sale proceeds in excess of the maximum selling price to the government of India and penalties or interest if any, the amounts of which are not readily ascertainable.
          During the fiscal year ended March 31, 2003, the Central Excise Authorities of India (the “Authorities”) issued a demand notice on one of the Company’s vendors with regard to the assessable value of its products supplied to the Company. The Company has been named as a co-defendant in the notice. The Authorities demanded payment of Rs.175,718 from the vendor including a penalty of Rs.90,359. The Authorities, through the same notice, issued a penalty claim of Rs.70,000 against the Company.
          During the fiscal year ended March 31, 2005, the Authorities issued an additional notice on the vendor demanding Rs.225,999 from the vendor including a penalty of Rs.51,152. The Authorities, through the same notice, issued a penalty claim of Rs.6,500 against the Company. Further, during the fiscal year ended March 31, 2006, the Authorities issued an additional notice on the vendor demanding payment of Rs.33,549. The Company has filed appeals against these notices. On August 31, 2006 and September 30, 2006 the Company attended the hearings concluded by the Customs, Excise and Service Tax Appellate Tribunal (CESTAT) on the matter. On October 31, 2006, the CESTAT passed an order in favor of the Company setting aside all of the above demands. The excise authorities have a right to appeal against this order in the Supreme Court within a stipulated period. The Company believes that the ultimate outcome will not have any material adverse effect on its financial position, results of operations or cash flows in any given accounting period.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
14. Commitments and Contingencies (continued)
          In April 2006, the Company launched its fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are generic versions of Sanofi-Aventis’ (“Aventis”) Allegra® tablets. The Company is currently defending patent infringement actions brought by Aventis in the United States District Court for the District of New Jersey. There are three formulation patents, three use patents, and two active pharmaceutical ingredients (“API”) patents that are the subject matter of litigation concerning the Company’s tablets. The Company has obtained summary judgment as to each of the formulation patents. In September 2005, pursuant to an agreement with Barr Pharmaceuticals, Inc., Teva Pharmaceuticals Industries Limited (“Teva”) launched its fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are AB-rated to Aventis’ Allegra® tablets. Aventis has brought patent infringement actions against Teva and its API supplier in the United States District Court for the District of New Jersey. There are three formulation patents, three use patents, and two API patents at issue in the litigation and Teva has obtained summary judgment as to each of the formulation patents. On January 27, 2006, the District Court denied Aventis’ motion for a preliminary injunction against Teva and its API supplier on the three use patents, finding those patents likely to be invalid, and one of the API patents, finding that patent likely to be not infringed. The issues presented during that hearing are likely to be substantially similar to those which will be presented with respect to Company’s tablet products. A trial has not been scheduled. If Aventis is ultimately successful on its allegation of patent infringement, the Company could be required to pay damages related to the sales of its fexofenadine hydrochloride tablets and be prohibited from selling those products in the future.
          The Indian Council for Enviro Legal Action filed a writ in 1989 under Article 32 of the Constitution of India against the Union of India and others in the Supreme Court of India for the safety of people living in the Patancheru and Bollarum areas of Medak district of Andhra Pradesh. The Company was named in the list of polluting industries.
          In 1996, the Andhra Pradesh District Judge proposed that the polluting industries compensate farmers in the Patancheru, Bollarum and Jeedimetla areas for discharging effluents which damaged the farmers’ agricultural land. The compensation was fixed at Rs.1.3 per acre for dry land and Rs.1.7 per acre for wet land over the following three years. Accordingly, the Company has paid a total compensation of Rs.2,013. The matter is still pending in the courts and the possibility of additional liability is remote. The Company would not be able to recover the compensation paid, even if the decision of the court is in its favor.
          Additionally, the Company is also involved in other lawsuits, claims, investigations and proceedings, including patent and commercial matters, which arise in the ordinary course of business. However, there are no such matters pending that the Company expects to be material in relation to its business.
15. Earning per share
          A reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share is set out below:

	Three months ended June 30,
	2005	2006
Basic earnings per equity share — weighted average number of equity shares outstanding	153,065,150	153,397,582
Effect of dilutive equivalent shares-stock options outstanding	259,200	626,288

Diluted earnings per equity share — weighted average number of equity shares outstanding	153,324,350	154,023,870

          On account of the equity restructuring described in Note 19, the information pertaining to number of shares, number of options, exercise price and earnings per share has been retroactively changed in the unaudited interim condensed consolidated financial statements and note to the unaudited interim condensed consolidated financial statements for all periods presented, except for options earmarked under Category B where the exercise price is equal to the par value of the underlying equity shares (i.e., Rs.5 per share).

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
16. Segment reporting and related information
a) Segment information
          The Chief Operating Decision Maker (“CODM”) evaluates the Company’s performance and allocates resources based on an analysis of various performance indicators by product segments. The product segments and the respective performance indicators reviewed by the CODM are as follows:
•	Formulations — revenues by therapeutic product category and gross profit;

•	Active pharmaceutical ingredients and intermediates — gross profit, revenues by geography and revenues by key products;

•	Generics — Revenue by geography and gross profit:

•	Critical care and biotechnology — gross profit;

•	Drug discovery — revenues and expenses; and

•	Custom pharmaceutical services — gross profit
          The CODM of the Company does not review the total assets for each reportable segment. The property and equipment used in the Company’s business, depreciation and amortization expenses, are not fully identifiable with/ allocable to individual reportable segments, as certain assets are used interchangeably between segments. The other assets are not specifically allocable to the reportable segments. Consequently, management believes that it is not practicable to provide segment disclosures relating to total assets since allocation among the various reportable segments is not possible.
          Formulations
          Formulations, also referred to as finished dosages, consist of finished pharmaceutical products ready for consumption by the patient. An analysis of revenues and gross profit by therapeutic category of the formulations segment is given below:

	Three months
	ended June 30,
	2005		2006
Gastro intestinal	Rs.	586,927	Rs.	768,978
Pain control		509,529		563,715
Cardiovascular		488,239		504,004
Anti-infectives		299,510		366,691
Dermatology		124,212		124,845
Others		713,071		765,125

		2,721,488		3,093,358
Intersegment revenues(1)		9,213		8,385
Adjustments(2)		(152,273)		235,054

Total revenues		2,578,428		3,336,797

Cost of revenues		767,055		830,129
Intersegment cost of revenues(3)		72,441		92,731
Adjustments(2)		(83,807)		62,678

		755,689		985,538

Gross profit		1,891,205		2,178,883
Adjustments(2)		(68,466)		172,376

	Rs.	1,822,739	Rs.	2,351,259

(1)	Intersegment revenues comprises transfers from the formulations segment to the active pharmaceutical ingredients and intermediates segment, and is accounted for at cost to the transferring segment.

(2)	The adjustments represent reconciling items to conform the segment information to U.S. GAAP. Such adjustments primarily relate to elimination of sales made to subsidiaries and other adjustments.

(3)	Intersegment cost of revenues comprises transfers from the active pharmaceutical ingredients and intermediates segment to the formulations segment and is accounted for at cost to the transferring segment.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
16. Segment reporting and related information (continued)
          Active pharmaceutical ingredients and intermediates
          Active pharmaceutical ingredients and intermediates, also known as active pharmaceutical products or bulk drugs, are the principal ingredients for formulations. Active pharmaceutical ingredients and intermediates become formulations when the dosage is fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients.
          An analysis of gross profit for this segment is given below.

	Three months
	ended June 30,
	2005		2006
Revenues from external customers	Rs.	1,856,588	Rs.	2,097,290
Intersegment revenues(1)		224,968		370,160
Adjustments(2)		(171,819)		(166,678)

Total revenues		1,909,737		2,300,772

Cost of revenues		1,374,245		1,549,738
Intersegment cost of revenues		9,213		8,385
Adjustments(2)		(35,628)		129,340

		1,347,830		1,687,463

Gross profit		698,098		909,327
Adjustments(2)		(136,191)		(296,018)

	Rs.	561,907	Rs.	613,309

(1)	Intersegment revenues comprises transfers from the active pharmaceuticals and intermediates segment to the formulations, generics and custom pharmaceutical services segments and are accounted for at cost to the transferring segment.

(2)	The adjustments represent reconciling items to conform the segment information to U.S. GAAP. Such adjustments primarily relate to elimination of sales made to subsidiaries and other adjustments.
          An analysis of revenue by geography is given below:

	Three months
	ended June 30,
	2005		2006
North America	Rs.	335,591	Rs.	420,391
India		625,537		660,797
Europe		362,257		439,143
Others		641,341		816,117

		1,964,726		2,336,448
Adjustments(1)		(54,989)		(35,676)

	Rs.	1,909,737	Rs.	2,300,772

(1)	The adjustments represent reconciling items to conform the segment information to U.S. GAAP. Such adjustments primarily relate to elimination of sales made to subsidiaries and other adjustments.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
16. Segment reporting and related information (continued)
          An analysis of revenues by key products is given below:

	Three months ended June 30,
	2005		2006
Ciprofloxacin hydrochloride	Rs.	252,882	Rs.	303,325
Sertraline hydrochloride		36,238		225,079
Ramipril		160,031		187,061
Naproxen sodium		22,912		141,878
Ranitidine hydrochloride Form 2		69,453		118,154
Terbinafine hydrochloride		151,346		105,190
Naproxen		76,597		80,360
Ibuprofen		118,931		76,482
Olanzapine		21,320		75,937
Montelukast		33,917		58,603
Clopidogrel		40,358		56,008
Losartan potassium		34,029		52,460
Moxifloxacine		—		51,593
Doxazosin mesylate		30,538		40,818
Sumatriptan		9,452		40,510
Others		851,733		687,314

	Rs.	1,909,737	Rs.	2,300,772

          Generics
          Generics are generic finished dosages with therapeutic equivalence to branded formulations. The Company’s acquisition of beta Holding GmbH has been assigned to this segment.
          An analysis of gross profit for the segment is given below.

	Three months ended June 30,
	2005		2006
Revenues	Rs.	878,201	Rs.	6,737,186
Less:
Cost of revenues		329,936		3,904,777
Intersegment cost of revenues(1)		118,889		234,410

		448,825		4,139,187

Gross Profit	Rs.	429,376	Rs.	2,597,999

(1)	Intersegment cost of revenues comprises transfers from the active pharmaceutical ingredients and intermediates segment to the generics segment and are accounted for at cost to the transferring segment.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
16. Segment reporting and related information (continued)
          An analysis of revenues by geography is given below:

	Three months ended June 30,
	2005		2006
North America		306,761		4,304,103
Europe		571,285		2,432,881
Others		155		202

	Rs.	878,201	Rs.	6,737,186

          Critical care and biotechnology
          An analysis of gross profit for the critical care and biotechnology segment is given below:

	Three months ended June 30,
	2005		2006
Revenues	Rs.	153,398	Rs.	198,037
Less:
Cost of revenues		74,097		79,183

Gross profit	Rs.	79,301	Rs.	118,854

          Drug discovery
          The Company is involved in drug discovery through the research facilities located in the United States and India. The Company commercializes drugs discovered with other products and also licenses these discoveries to other companies. An analysis of the revenues and expenses of the drug discovery segment is given below:

	Three months ended June 30,
	2005		2006
Revenues		—	Rs.	25,322
Less:

Cost of revenues		—		25,322

Gross profit		—		—

Research and development expenses	Rs.	182,784	Rs.	170,364

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
16. Segment reporting and related information (continued)
          Custom pharmaceutical services (“CPS”)
          The custom pharmaceutical services segment markets process development and manufacturing services to customers primarily consisting of innovator pharmaceutical and biotechnology companies across the globe. The Company’s acquisition of Falcon during fiscal 2006 has been assigned to this segment.
          An increase in the revenues of the custom pharmaceutical services business, coupled with the acquisition of Falcon, has resulted in disclosure of CPS as a separate segment. Segment data for the previous periods has been reclassified on a comparable basis. In earlier periods the results of CPS business were grouped under “Others” in segment information.

	Three months ended June 30,
	2005		2006
Revenues	Rs.	71,670	Rs.	1,418,315
Less:
Cost of revenues		2,786		956,116
Intersegment cost of revenue(s)[1]		33,638		43,020

		36,424		999,136

Gross Profit	Rs.	35,246	Rs.	419,179

(1)	Intersegment cost of revenues comprises transfers from the active pharmaceutical ingredients and intermediates segment to the custom pharmaceutical services and are accounted for at cost to the transferring segment.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
16. Segment reporting and related information (continued)
     a) Reconciliation of segment information to entity total

	Three months ended June 30, 2005				Three months ended June 30, 2006
	Revenues		Gross profit		Revenues		Gross profit
Formulations	Rs.	2,578,428	Rs.	1,822,739	Rs.	3,336,797	Rs.	2,351,259
Active pharmaceutical ingredients and intermediates		1,909,737		561,907		2,300,772		613,309
Generics		878,201		429,376		6,737,186		2,597,999
Critical care and biotechnology		153,398		79,301		198,037		118,854
Drug discovery		—		—		25,322		—
Custom pharmaceutical services		71,670		35,246		1,418,315		419,179
Others		—		—		32,977		(11,651)

	Rs.	5,591,434	Rs.	2,928,569	Rs.	14,049,406	Rs.	6,088,949

     b) Analysis of revenue by geography
          The Company’s business is organized into five key geographic segments. Revenues are attributable to individual geographic segments based on the location of the customer.

	Three months ended June 30,
	2005		2006
India	Rs.	2,084,776	Rs.	2,392,514
North America		661,107		4,856,454
Russia and other countries of the former Soviet Union		1,004,010		1,464,007
Europe		1,032,887		3,247,030
Others		808,654		2,089,401

	Rs.	5,591,434	Rs.	14,049,406

     c) Analysis of property, plant and equipment by geography
          Property, plant and equipment (net) attributed to individual geographic segments are given below:

	As of March 31,		As of June 30,
	2006		2006
India	Rs.	7,063,595	Rs.	7,502,341
North America		1,511,068		1,669,230
Russia and other countries of the former Soviet Union		30,118		28,858
Europe		468,314		525,978
Others		13,236		12,532

	Rs.	9,086,331	Rs.	9,738,939

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
17. Profit share arrangements
          In January 2006, the Company entered into an agreement with Merck & Co., Inc. (“Merck”), allowing it to distribute and sell generic versions of finasteride tablets 5 mg and simvastatin tablets 10 mg, 20mg, 40mg, 80mg (sold by Merck under the brand names Proscar® and Zocor®), upon the expiration of Merck’s patents covering these products, provided that another company obtains 180-day exclusivity after the expiration of the patents for either product. Subsequent to Company’s entering into this agreement, the patents for both of these products expired and other companies obtained 180-day exclusivity, allowing the Company to launch the authorized generics products. Accordingly, the Company launched these products in June 2006. Under the agreement, the Company procures the products from Merck at specified rates and sells it to its customers. Further, as per the terms of the agreement, the Company pays Merck an additional profit share computed based on a pre determined formula. During the quarter ended June 30, 2006, the Company recorded net revenues of Rs.3,353,331 as the sale of authorized generic versions of Proscar® and Zocor®.
18. Recently issued accounting pronouncements
          In July 2006, the FASB issued Interpretation (“FIN”) No. 48, Uncertainty in Income Taxes. FIN No. 48 applies to all tax positions within the scope of Statement 109 and clarifies when and how to recognize tax benefits in the financial statements with a two-step approach of recognition and measurement. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. FIN No. 48 also requires the enterprise to make explicit disclosures about uncertainties in their income tax positions, including a detailed roll forward of tax benefits taken that do not qualify for financial statement recognition. The company is currently evaluating the impact of this pronouncement and will adopt the guidelines stated FIN No. 48 from fiscal year beginning April 1, 2007.
          In September 2006, the FASB issued SFAS No.157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines “fair value” as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 provides guidance on determination of fair value, and lays down the fair value hierarchy to classify the source of information used in fair value measurements. The company is currently evaluating the impact of this pronouncement and will adopt the guidelines stated in SFAS 157 from fiscal year beginning April 1, 2007
          In 2006, the FASB issued SFAS No. 158 Employer’s accounting for Defined Benefit Pension and Other Postretirement Plans. New Statement 158 requires the company to recognize on balance sheets the funded status of pension and other postretirement benefit plans-as of March 31, 2007. The Company is required to recognize actuarial gains and losses, prior service cost, and any remaining transition amounts from the initial application of Statements 87 and 106 when recognizing a plan’s funded status, with the offset to accumulated other comprehensive income. Statement 158 will also require fiscal-year-end measurements of plan assets and benefit obligations. The new Statement amends Statements 87, 88, 106, and 132R, but retains most of their measurement and disclosure guidance and will not change the amounts recognized in the income statement as net periodic benefit cost. The company does not believe that adoption of SFAS 158 will have a material impact on the financial statements.
19. Subsequent event
          On July 28, 2006, the shareholders of the Company approved a one-for-one stock dividend on the equity shares of the Company. Consequently, the authorized capital of the Company was increased from Rs.500,000 as of March 31, 2006 to Rs.1,000,000 effective July 28, 2006. The stock dividend had the effect of a stock split with one additional share being issued for every share held. The additional share of common stock was distributed on August 30, 2006 to shareholders on record as of August 29, 2006.
          Since the equity restructuring took place prior to the release of financial statements, the information pertaining to number of shares, number of options, exercise price and earnings per share has been retroactively changed in the unaudited interim condensed consolidated financial statements and notes to the unaudited interim condensed consolidated financial statements for all periods presented, except for options earmarked under Category B where the exercise price is equal to the par value of the underlying equity shares (i.e., Rs.5 per option).

OPERATING AND FINANCIAL REVIEW
Three months ended June 30, 2006 compared to three months ended June 30, 2005
          The following discussion and analysis should be read in conjunction with the consolidated financial statements and the related notes and the Operating and Financial Review and Prospects included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2006 on file with the SEC (our “Form 20-F”) and the unaudited interim condensed consolidated financial statements and the related notes contained in this Report on Form 6-K.
          This discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate,” “believe,” “estimate,” “intend,” “will” and “expect” and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors” in our Form 20-F. Readers are cautioned not to place reliance on these forward-looking statements that speak only as of their dates.
          The selected unaudited consolidated financial data presented below for the three months ended June 30, 2006 reflects the acquisition of Falcon and betapharm and therefore the results for three months ended June 30, 2006 are not comparable to the results for the three months ended June 30, 2005.
          The following table sets forth, for the periods indicated, our consolidated revenues, cost of revenues and gross profits by segment:

	Three months ended June 30, 2005						Three months ended June 30, 2006
			Cost of						Cost of
	Revenues		revenues		Gross profit		Revenues		revenues		Gross profit
	Rs. In Millions						Rs. In Millions
	(unaudited)						(unaudited)
Formulations	Rs.	2,578.4	Rs.	755.7	Rs.	1,822.7	Rs.	3,336.8	Rs.	985.6	Rs.	2,351.2
Active pharmaceutical ingredients and intermediates		1,909.7		1,347.8		561.9		2,300.8		1,687.5		613.3
Generics		878.2		448.8		429.4		6,737.2		4,139.2		2,598.0
Critical care and biotechnology		153.4		74.1		79.3		198.0		79.1		118.9
Drug discovery		—		—		—		25.3		25.3		—
Custom pharmaceutical services		71.7		36.5		35.3		1,418.3		999.1		419.2
Others		—		—		—		33.0		44.7		(11.7)

Total	Rs.	5,591.4	Rs.	2,662.9	Rs.	2,928.6	Rs.	14,049.4	Rs.	7,960.5	Rs.	6,088.9

          The following table sets forth, for the periods indicated, financial data as percentages of total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year. Cost of revenues and gross profit by segment are shown as a percentage of that segment’s revenues.

			Percentage
	Percentage of Total Revenues		Increase/ (Decrease)
	Three months ended June 30,		June 30, 2005 to
	2005	2006	June 30, 2006
Revenues by segment:
Formulations	46.1	23.7	29.4
Active pharmaceutical ingredients and intermediates	34.2	16.4	20.5
Generics	15.7	48.0	667.2
Critical care and biotechnology	2.7	1.4	29.1
Drug discovery	0.0	0.2	—
Custom pharmaceutical services	1.3	10.1	1,879.0
Other	0.0	0.2	—

Total revenues	100.0	100.0	151.3
Cost of revenues by segment:
Formulations	29.3	29.5	30.4
Active pharmaceutical ingredients and intermediates	70.6	73.3	25.2
Generics	51.1	61.4	822.2
Critical care and Biotechnology	48.3	40.0	6.9
Drug discovery	—	100.0	—
Custom pharmaceutical services	50.9	70.4	2,643.1
Other	—	135.4	—

Total cost of revenues	47.6	56.7	198.9
Gross profit by segment:
Formulations	70.7	70.5	29.0
Active pharmaceutical ingredients and intermediates	29.4	26.7	9.1
Generics	48.9	38.6	505.1
Critical care and biotechnology	51.7	60.0	49.9
Drug discovery	0.0	0.0	—
Custom pharmaceutical services	49.2	29.6	1,089.3
Other	0.0	(35.3)	—

Total gross profit	52.4	43.3	107.9
Operating expenses:
Selling, general and administrative expenses	34.9	23.8	71.3
Research and development expenses, net	9.2	3.8	3.5
Amortization expenses	1.7	2.8	305.7
Foreign exchange loss	1.2	0.5	13.3
Other operating (income)/expense, net	0.7	(0.5)	(288.4)
Total operating expenses	47.7	30.4	60.2

Operating income	4.7	12.9	594.0
Equity in loss of affiliates	(0.3)	(0.1)	5.8
Other (expense)/income, net	3.1	(1.4)	(213.9)

Income before income taxes and minority interest	7.5	11.4	282.3
Income taxes	(1.3)	(1.5)	186.2
Minority interest	0.0	0.0	(53.7)

Net income	6.2	9.9	302.4

Revenues
          Total revenues increased by 151.3% to Rs.14,049.4 million for the three months ended June 30, 2006, as compared to Rs.5,591.4 million for the three months ended June 30, 2005, due to an increase in revenues across all business segments, revenues from sales of authorized generics as well as contributions from betapharm and Falcon. Excluding revenues from Falcon and betapharm, revenues increased by 93.3% to Rs.10,810.7 million. betapharm contributed Rs.1,997.6 million and Falcon contributed Rs.1,241.1 million to our revenues for the three months ended June 30, 2006. For the three months ended June 30, 2006, we received 34.6% of our revenues from North America (United States and Canada), 17.0% of our revenues from India, 10.4% of our revenues from Russia and other former Soviet Union countries, 23.1% of our revenues from Europe and 14.8% of our revenues from other countries.
          Revenues from sales in North America increased to Rs.4,856.5 million for the three months ended June 30, 2006, as compared to Rs.661.1 million for the three months ended June 30, 2005, due to an increase in revenues in our generics segment, our active pharmaceutical ingredients and intermediates (“API”) segment and our custom pharmaceutical services (“CPS”) segment. Revenues from sales in Russia and other former Soviet Union countries increased by 45.8% to Rs.1,464.0 million for the three months ended June 30, 2006, as compared to Rs.1,004.0 million for the three months ended June 30, 2005. The increase was driven by growth in Russia, Ukraine and Kazakhstan. Revenues from sales in Europe increased to Rs.3,247.0 million for the three months ended June 30, 2006, as compared to Rs.1,032.9 million for the three months ended June 30, 2005, due to growth in our generics segment as well as our API segment. Revenues from sales in India increased by 14.8% to Rs.2,392.5 million for the three months ended June 30, 2006, as compared to Rs.2,084.8 million for the three months ended June 30, 2005, due to an increase of revenues in our formulations segment as well as our API segment.
          Formulations. For the three months ended June 30, 2006, we received 23.7% of our total revenues from the formulations segment, as compared to 46.1% for the three months ended June 30, 2005. Revenues in this segment increased by 29.4% to Rs.3,336.8 million for the three months ended June 30, 2006, as compared to Rs.2,578.4 million for the three months ended June 30, 2005.
          Revenues from sales of formulations in India constituted 48.4% of our total formulations revenues for the three months ended June 30, 2006, as compared to 55.0% for the three months ended June 30, 2005. Revenues from sales of formulations in India increased by 14.0% to Rs.1,615.1 million for the three months ended June 30, 2006, as compared to Rs.1,417.2 million for the three months ended June 30, 2005. The increase in revenues was on account of an increase in sales volumes of Nise, our brand of nimesulide, Omez, our brand of omeprazole, Reclimet, our brand of gliclazide and metformin, and Stamlo Beta, our brand of amlodipine and atenolol. New products launched in the three months ended June 30, 2006 accounted for Rs.35.9 million of revenues.
          Revenues from sales of formulations outside India increased by 48.3% to Rs.1,721.7 million for the three months ended June 30, 2006, as compared to Rs.1,161.2 million for the three months ended June 30, 2005. Revenues from sales of formulations in Russia accounted for 63.6% of our formulation revenues outside India for the three months ended June 30, 2006, as compared to 64.9% for the three months ended June 30, 2005. Revenues from sales of formulations in Russia increased by 45.2% to Rs.1,094.4 million for the three months ended June 30, 2006, as compared to Rs.753.8 million for the three months ended June 30, 2005. The increase was on account of an increase in sales volume of our key brands such as Nise, our brand of nimesulide, Ketorol, our brand of ketorolac and Omez, our brand of omeprazole on account of marketing activities and increase in sales to hospitals. Revenues from sales to other former Soviet Union countries increased by 55.5% to Rs.320.2 million for the three months ended June 30, 2006 as compared to Rs.205.9 million for the three months ended June 30, 2005, primarily driven by an increase in revenues in Ukraine, Kazakhstan and Uzbekistan and partially offset by a decrease in sales volume in Belarus.
          Active Pharmaceutical Ingredients and Intermediates. For the three months ended June 30, 2006, we received 16.4% of our total revenues from our API segment, as compared to 34.2% for the three months ended June 30, 2005. Revenues in this segment increased by 20.5% to Rs.2,300.8 million for the three months ended June 30, 2006, as compared to Rs.1,909.7 million for the three months ended June 30, 2005.
          During the three months ended June 30, 2006, revenues from sales in India accounted for 28.3% of our revenues from this segment, as compared to 31.8% for the three months ended June 30, 2005. Revenues from sales in India increased by 5.6% to Rs.660.8 million for the three months ended June 30, 2006, as compared to Rs.625.5 million for the three months ended June 30, 2005. This increase was primarily due to an increase in sales of ciprofloxacin, ranitidine and terbinafine due to a combination of price and volume growth.
          Revenues from sales outside India increased by 25.1% to Rs.1,675.7 million for the three months ended June 30, 2006, as compared to Rs.1,339.2 million for the three months ended June 30, 2005. Revenues from sales in other markets increased by 27.3% to Rs.816.1 million for the three months ended June 30, 2006, as compared to Rs.641.3 million for the three months ended June 30,

2005, primarily due to growth in sales volumes in the key markets of Israel, Syria, South Korea and Peru. Revenues from sales in Europe increased by 21.2% to Rs.439.1 million for the three months ended June 30, 2006, as compared to Rs.362.3 million for the three months ended June 30, 2005. The increase in revenues was mainly on account of the growth of sales volumes of our key products sumatriptan, doxazosin and naproxen sodium. Revenues from sales in North America (United States and Canada) increased by 25.3% to Rs.420.4 million for the three months ended June 30, 2006, as compared to Rs.335.6 million for the three months ended June 30, 2005. This growth was largely driven by an increase in sales of development products, which are small quantities of products sold to customers for use by such customers for the development of finished dosage products.
          Generics. For the three months ended June 30, 2006, we received 48.0% of our total revenues from this segment, as compared to 15.7% for the three months ended June 30, 2005. Revenues increased to Rs.6,737.2 million for the three months ended June 30, 2006, as compared to Rs.878.2 million for the three months ended June 30, 2005. Revenues in Europe increased to Rs.2,432.9 million for the three months ended June 30, 2006, as compared to Rs.571.3 million for the three months ended June 30, 2005. Revenues on account of the acquisition of betapharm and sales of products acquired from Laboratories Litaphar, S.A., or Litaphar, in Spain together contributed Rs.2,006.8 million. The prices of our key products amlopidine maleate and omeprazole declined in the United Kingdom, resulting in a 25.4% decline in revenues to Rs.426.1 million for the three months ended June 30, 2006 from Rs.571.3 million for the three months ended June 30, 2005. Revenues in North America (United States and Canada) increased to Rs.4,304.1 million for the three months ended June 30, 2006, as compared to Rs.306.8 million for the three months ended June 30, 2005. This growth was primarily driven by the launch of three key products during the quarter. Simvastatin and finasteride, which were both launched as authorized generic versions of Merck & Co., Inc.’s, or Merck, Zocor® and Proscar® respectively, together contributed net revenues of Rs.3,353.0 million. Fexofenadine, which was launched at risk in April, contributed Rs.503.0 million in revenues. Excluding revenues from authorized generics and fexofenadine, revenues in the generics segment increased by 42.5% to Rs.437.1 million.
          Critical Care and Biotechnology. For the three months ended June 30, 2006, we received 1.4% of our total revenues from this segment as compared to 2.7% for the three months ended June 30, 2005. Revenues in this segment increased by 29.1% to Rs.198.0 million for the three months ended June 30, 2006, as compared to Rs.153.4 million for the three months ended June 30, 2005. Revenues in this segment increased primarily due to an increase in sales volumes in our critical care division by Rs.25.5 million driven by an increase in sales volumes in India due to increased sales of our products Cytogem and Dacotin, and an increase in sales in our biotechnology division by Rs.19.0 million.
          Custom Pharmaceutical Services . Revenues from this segment increased to Rs.1,418.3 million for the three months ended June 30, 2006 from Rs.71.7 million for the three months ended June 30, 2005. Revenues on account of the Falcon acquisition were Rs.1,241.1 million for the three months ended June 30, 2006. Excluding revenues from Falcon, revenues increased to Rs.177.2 million for the three months ended June 30, 2006 from Rs.71.7 million for the three months ended June 30, 2005. This revenue increase was driven by growth in the customer base in this segment.
          Others. For the three months ended June 30, 2006, other revenues consisted of service income from collaborative discovery research services of Rs.33.0 million as compared to no revenues for the three months ended June 30, 2005.
Cost of revenues
          Cost of revenues increased by Rs.5,297.6 million to Rs.7,960.5 million for the three months ended June 30, 2006, as compared to Rs.2,662.9 million for the three months ended June 30, 2005. Cost of revenues as a percentage of total revenues was 56.7% for the three months ended June 30, 2006, as compared to 47.6% for the three months ended June 30, 2005. Excluding revenues and cost of revenues from betapharm and Falcon, cost of revenues increased to Rs.6,134.9 million, which was 56.7% of total revenues for the three months ended June 30, 2006, as compared to 47.6% for the three months ended June 30, 2005.
          Formulations. Cost of revenues in this segment was 29.5% of this segment’s revenues for the three months ended June 30, 2006, as compared to 29.3% of this segment’s revenues for the three months ended June 30, 2005. Cost of revenues in absolute terms increased by 30.4% to Rs.985.5 million for the three months ended June 30, 2006, as compared to Rs.755.7 million for the three months ended June 30, 2005. The marginal increase in cost of revenues as a percentage of formulations revenues was primarily on account of an increase in raw material costs, partially offset by the positive impact of higher overall sales and a higher proportion of sales outside India. Sales outside India generally have higher prices and higher margins as compared to sales within India.
          Active Pharmaceutical Ingredients and Intermediates. Cost of revenues in this segment increased to 73.3% of this segment’s revenues for the three months ended June 30, 2006, as compared to 70.6% of this segment’s revenues for the three months ended June 30, 2005. Cost of revenues increased by 25.2% to Rs.1,687.5 million for the three months ended June 30, 2006, as compared to Rs.1,347.8 million for the three months ended June 30, 2005. The increase in cost of revenues as a percentage of revenues was due to a relatively higher proportion of sales from lower margin products compared to three months ended June 30, 2005.

          Generics. Cost of revenues in this segment was 61.4% of this segment’s revenues for the three months ended June 30, 2006, as compared to 51.1% for the three months ended June 30, 2005. Cost of revenues increased to Rs.4,139.2 million for the three months ended June 30, 2006, as compared to Rs.448.8 million for the three months ended June 30, 2005. As a percentage of revenues, cost of revenue increased primarily on account of revenues from authorized generic product sales, which accounted for 49.7% of total revenues from this segment and which earn gross margins significantly below average gross margins for this segment, as well as a decline in the prices of omeprazole and amlodipine maleate in the U.K.
          Critical Care and Biotechnology. Cost of revenues in this segment decreased to 40.0% of this segment’s revenues for the three months ended June 30, 2006, as compared to 48.3% for the three months ended June 30, 2005. The decrease in cost of revenues as a percentage of revenues was on account of a decline in the costs of raw materials.
          Custom Pharmaceutical Services. Cost of revenues in this segment increased to 70.4% of this segment’s revenue for the three months ended June 30, 2006, as compared to 50.9% for the three months ended June 30, 2005. This increase was primarily on account of an increase in sales of lower margin products and a decrease in sales of higher margin products. Cost of revenues increased to Rs.999.1 million for the three months ended June 30, 2006 from Rs.36.4 million for the three months ended June 30, 2005. Cost of revenues at Falcon for the three months ended June 30, 2006 was Rs.877.5 million. Excluding Falcon, cost of revenues increased to Rs.121.6 million for the three months ended June 30, 2006 from Rs.36.4 million for the three months ended June 30, 2005.
Gross profit
          As a result of the trends described in “Revenues” and “Cost of revenues” above, our gross profit increased by 107.9% to Rs.6,088.9 million for the three months ended June 30, 2006, from Rs.2,928.6 million during the three months ended June 30, 2005. Excluding profit from betapharm and Falcon, gross profit increased by 59.7% to Rs.4,675.8 million for fiscal 2006. Gross margin, including acquisitions, was 43.3% for the three months ended June 30, 2006, as compared to 52.4% for the three months ended June 30, 2005.
          Gross margin of the formulations segment was at 70.5% for the three months ended June 30, 2006, as compared to 70.7% for the three months ended June 30, 2005. The gross margin in our active pharmaceutical ingredients and intermediates segment decreased to 26.7% for the three months ended June 30, 2006, as compared to 29.4% for the three months ended June 30, 2005. The gross margin for our generics segment decreased to 38.6% for the three months ended June 30, 2006, as compared to 48.9% for the three months ended June 30, 2005. The gross margin for our critical care and biotechnology segment increased to 60.0% for the three months ended June 30, 2006, as compared to 51.7% for the three months ended June 30, 2005. The gross margin for our custom pharmaceutical services segment decreased to 29.6% for the three months ended June 30, 2006, as compared to 49.2% for the three months ended June 30, 2005.
Selling, general and administrative expenses
          Selling, general and administrative expenses as a percentage of total revenues were 23.8% for the three months ended June 30, 2006, as compared to 34.9% for the three months ended June 30, 2005. Selling, general and administrative expenses increased by 71.3% to Rs.3,346.1 million for the three months ended June 30, 2006, as compared to Rs.1,953.8 million for the three months ended June 30, 2005. Selling, general and administrative expenses related to betapharm and Falcon, and the products acquired from Litaphar, accounted for Rs.1,150.6 million of these expenses. Excluding expenses related to betapharm, Falcon and the products acquired from Litaphar, selling, general and administrative expenses increased by 12% to Rs.2,195.5 million. This increase was largely due to an increase in marketing expenses and employee costs. Marketing expenses increased by 27.0% to Rs.869.6 million for the three months ended June 30, 2006 from Rs.682.4 million for the three months ended June 30, 2005 primarily due to an increase in shipping costs in our generics and formulations segments, on account of higher sales, as well as an increase in selling expenses in our formulations segment due to higher marketing activities. Employee expenses increased by 8% to Rs.662.5 million for the three months ended June 30, 2006, from Rs.615.4 million for the three months ended June 30, 2005, primarily due to an increase in the total number of our employees.
Research and development expenses, net
          Research and development expenses increased by 3.5% to Rs.532.9 million for the three months ended June 30, 2006, as compared to Rs.514.7 million for the three months ended June 30, 2005. As a percentage of total revenues, research and development expenses were 3.8% for the three months ended June 30, 2006, as compared to 9.2% for the three months ended June 30, 2005. Under the terms of our research and development partnership agreement with I-VEN Pharma Capital Limited, or I-VEN, we received U.S.$22.5 million in March 2005 to be applied to research and development costs in our generics segment, of which U.S.$3.4 million was recognized as a reduction in research and development expense for the three months ended June 30, 2006, as compared to

U.S.$1.7 million recognized for the three months ended June 30, 2005. Further, during the three months ended June 30, 2006, our research and development expenses in our drug discovery segment were lower on account of the reimbursement of expenses incurred by us on the development of New Chemical Entities, or NCEs, assigned to Perlecan Pharma Private Limited, or Perlecan, in terms of our research and development arrangement entered into during the year ended March 31, 2006. Excluding the effect of the above arrangements from I-VEN and Perlecan, expenses increased primarily on account of expenses incurred towards product development in our generics segment as well as an increase in clinical trials expenses in our discovery segment.
Amortization expenses
          Amortization expenses increased to Rs.387.8 million for the three months ended June 30, 2006, as compared to Rs.95.6 million for the three months ended June 30, 2005. This increase was primarily on account of amortization expenses of Rs.317.9 million associated with the intangibles acquired in the betapharm and Falcon acquisitions.
Foreign exchange loss
          Foreign exchange loss was Rs.74.5 million for the three months ended June 30, 2006, as compared to a lower loss of Rs.65.8 million for the three months ended June 30, 2005. This was on account of higher currency translation loss and higher mark to market loss on our outstanding derivative contracts for the three months ended June 30, 2006 due to higher volatility in major international currencies. The rupee depreciated by Rs.1.43 during the three months ended June 30, 2006, as compared to appreciation of Rs.0.19 for the three months ended June 30, 2005.
Other operating income/expense, net
          Other operating income was at Rs.69.5 million for the three months ended June 30, 2006, as compared to an expense of Rs.36.9 million for the three months ended June 30, 2005. Other operating income/expense, net for the three months ended June 30, 2006 includes a portion of consideration related to the sale of our finished dosage facility at Goa in the amount of Rs.63.0 million, which was contingent upon certain transition activities being performed by us. On completion of all of our obligations under the agreement, the final portion of the sale consideration was recognized during the three months ended June 30, 2006.
Operating income
          As a result of the foregoing, our operating income increased to Rs.1,817.2 million for the three months ended June 30, 2006, as compared to Rs.261.8 million for the three months ended June 30, 2005.
Other expense/income, net
          For the three months ended June 30, 2006 our other expense, net of other income was Rs.196.7 million, as compared to other income, net of expenses of Rs.172.6 million for the three months ended June 30, 2005. This change was on account of the fact that for the three months ended June 30, 2006, we recorded net interest expense of Rs.253.5 million on borrowed funds as a result of increased borrowings for acquisition of betapharm as compared to the three months ended June 30, 2005, while in the three months ended June 30, 2005 we recorded net interest income of Rs.152.7 million.
Equity in loss of affiliates
          Equity in loss of affiliates was Rs.15.3 million for the three months ended June 30, 2006, compared to Rs.14.5 million for the three months ended June 30, 2005. The marginal increase in loss was on account of higher losses at Perlecan which was partially offset due to lower losses in Kunshan Rotam Reddy Pharmaceutical Co. Limited.
Income before income taxes and minority interest
          As a result of the foregoing, income before income taxes and minority interest increased to Rs.1,605.2 million for the three months ended June 30, 2006, as compared to Rs.419.9 million for the three months ended June 30, 2005.
Income tax
          We recorded an income tax expense of Rs.207.5 million for the three months ended June 30, 2006, as compared to an expense of Rs.72.5 million for the three months ended June 30, 2005. The increase in income tax expense in absolute value was on account of an increase in taxable profits during the three months ended June 30, 2006 as compared to the three months ended June 30, 2005. The effective tax rate decreased to 12.9% for the three months ended June 30, 2006 from 17.3% for the three months ended June 30, 2005. The reduction in the effective tax rate was primarily on account utilization of carry forward losses in subsidiaries due to profits generated from operations. A full valuation allowance was created on the deferred tax asset on such carryforward losses of the subsidiaries due to a history of past losses. Therefore, while sufficient profits were generated from operations during the three months ended June 30, 2006, there was relatively lower taxable income, resulting in a lower effective tax rate.

Minority interest
          Minority interest was at Rs.0.05 million for the three months ended June 30, 2006, as compared to Rs.0.1 million for the three months ended June 30, 2005. This represents our share of profits in the results of Dr. Reddy’s Laboratories (Proprietary) Limited, our subsidiary in South Africa.
Net income
          As a result of the above, our net income increased to Rs.1,397.6 million for the three months ended June 30, 2006, as compared to Rs.347.3 million for the three months ended June 30, 2005.
Critical Accounting Policies
          Critical accounting policies are those most important to the portrayal of our financial condition and results and that require the most exercise of our judgment. We consider the policies discussed under the following paragraphs to be critical for an understanding of our financial statements.
     Accounting estimates
          While preparing financial statements we make estimates and assumptions that affect the reported amount of assets, liabilities, disclosure of contingent liabilities at the balance sheet date and the reported amount of revenues and expenses for the reporting period. Financial reporting results rely on our estimate of the effect of certain matters that are inherently uncertain. Future events rarely develop exactly as forecast and the best estimates require adjustments, as actual results may differ from these estimates under different assumptions or conditions. We continually evaluate these estimates and assumptions based on the most recently available information. Specifically, we make estimates of:
•	the useful life of property, plant and equipment and intangible assets;

•	impairment of long-lived assets, including identifiable intangibles and goodwill;

•	our future obligations under employee retirement and benefit plans;

•	allowances for doubtful accounts receivable;

•	inventory write-downs;

•	allowances for sales returns; and

•	valuation allowance against deferred tax assets.
          We depreciate property, plant and equipment over their useful lives using the straight-line method. Estimates of useful life are subject to changes in economic environment and different assumptions. Assets under capital leases are amortized over their estimated useful life or lease term as appropriate. We review long-lived assets, including identifiable intangibles and goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We measure recoverability of assets to be held and used by comparing the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Considerable management judgment is necessary to estimate discounted future cash flows. Accordingly, actual outcomes could vary significantly from such estimates. Factors such as changes in the planned use of buildings, machinery or equipment or lower than anticipated sales for products with capitalized rights could result in shortened useful lives or impairment.
          In accordance with applicable Indian laws, we provide a defined benefit retirement plan (the “Gratuity Plan”) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment, in an amount based on the respective employee’s last drawn salary and the years of employment with us. Effective September 1, 1999, we established the Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”). Liabilities with regard to the Gratuity Plan are determined by an actuarial valuation, based upon which we make contributions to the Gratuity Fund. In calculating the expense and liability related to the plans, assumptions are made about the discount rate, expected rate of return on plan assets, withdrawal and mortality rates and rate of future compensation increases as determined by us, within certain guidelines. The assumptions used may differ materially from actual results, resulting in a probable significant impact to the amount of expense recorded by us.
          We make allowance for doubtful accounts receivable, including receivables sold with recourse, based on the present and prospective financial condition of the customer and ageing of the accounts receivable after considering historical experience and the current economic environment. Actual losses due to doubtful accounts may differ from the allowances made. However, we believe that such losses will not materially affect our consolidated results of operations.
          We provide for inventory obsolescence, expired inventory and inventories with carrying values in excess of realizable values based on our assessment of future demands, market conditions and our specific inventory management initiatives. If the market conditions and actual demands are less favorable than our estimates, additional inventory write-downs may be required. In all cases, inventory is carried at the lower of historical costs or realizable value.
     Revenue recognition
     Product sales
          Revenue is recognized when significant risks and rewards in respect of ownership of products are transferred to the customer, generally stockists or formulations manufacturers, and when the following criteria are met:
•	Persuasive evidence of an arrangement exists;

•	The price to the buyer is fixed and determinable; and

•	Collectibility of the sales price is reasonably assured.
          Revenue from domestic sales of formulation products is recognized on dispatch of the product to the stockist by our consignment and clearing and forwarding agent. Revenue from domestic sales of active pharmaceutical ingredients and intermediates is recognized on dispatch of products to customers from our factories. Revenue from export sales is recognized when significant risks and rewards are transferred to the customer, generally upon shipment of products.
          Revenue from product sales includes excise duties and is shown net of sales tax and applicable discounts and allowances.
          Sales of formulations in India are made through clearing and forwarding agents to stockists. Significant risks and rewards in respect of ownership of formulation products is transferred by us when the goods are shipped to stockists from clearing and forwarding agents. Clearing and forwarding agents are generally compensated on a commission basis as a percentage of sales made by them.
          Sales of active pharmaceutical ingredients and intermediates in India are made directly to the end customers, generally formulation manufacturers, from the factories. Sales of formulations and active pharmaceutical ingredients and intermediates outside India are made directly to the end customers, generally stockists or formulations manufacturers, from us or our consolidated subsidiaries.
          We have entered into marketing arrangements with certain marketing partners for the sale of goods. Under such arrangements, we sell generic products to our marketing partners at a price agreed in the arrangement. Revenue is recognized on these transactions upon delivery of products to our marketing partners as all the conditions under Staff Accounting Bulletin No.104 (“SAB 104”) are then met. Subsequently, the marketing partners remit an additional amount upon further sales made by them to the end customer. Such amount is determined as per the terms of the arrangement and is recognized by us when the realization is certain under the guidance given in SAB 104.
          We have entered into certain dossier sales, licensing and supply arrangements that include certain performance obligations. Based on an evaluation of whether or not these obligations are inconsequential or perfunctory, we defer the upfront payments received towards these arrangements. Such deferred amounts are recognized in the income statement in the period in which we complete our remaining performance obligations.
          Sales of generic products are recognized as revenue when the products are shipped and title and risk of loss passes on to the customers. Provisions for chargeback, rebates and medicaid payments are estimated and provided for in the year of sales. Such provisions are estimated based on average chargeback rates actually claimed over a period of time and average inventory holding by the wholesaler. A chargeback claim is a claim made by the wholesaler for the difference between the price at which the product is sold to customers and the price at which it is procured from us.
          We account for sales returns in accordance with SFAS 48 by establishing an accrual in an amount equal to our estimate of sales recorded for which the related products are expected to be returned.
          We deal in various products and operate in various markets and our estimate is determined primarily by our experience in these markets for the products. For returns of established products, we determine an estimate of the sales returns accrual primarily based on our historical experience regarding sales returns. Additionally other factors that we consider in our estimate of sales returns include levels of inventory in the distribution channel, estimated shelf life, product discontinuances, price changes of competitive products, introductions of generic products and introductions of competitive new products to the extent each of them has an impact on our business and markets. We consider all of these factors and adjust the accrual to reflect actual experience.
          In respect of certain markets, we consider the level of inventory in the distribution channel and determine whether an adjustment to our sales return accrual is appropriate. For example, if the level of inventory in the distribution channel increases, we analyze the reasons for the increase and if the reasons indicate that sales returns will be larger than expected, we adjust the sales returns accrual. Further, the products and markets in which we operate have a rapid distribution cycle and therefore products are sold to the ultimate customer within a very short period of time. As a result, the impact of changes in levels of inventory in the distribution channel historically has not caused any material changes in our return estimates. Further, we have not had any significant product recalls / discontinuances within our product portfolio, which could potentially require us to make material changes to our estimates.
          With respect to new products that we introduce, they are either extensions of an existing line of products or in a general therapeutic category where we have historical experience. Our new product launches have historically been in therapeutic categories where established products exist and are sold either by us or our competitors. We have not yet introduced products in any new therapeutic category where the acceptance of such products is not known. The amount of sales returns for our newly launched products are not significantly different from current products marketed by us, nor are they significantly different from the sales returns of our competitors as we understand them to be based on industry publications and discussions with our customers. Accordingly, we do not expect sales returns for new products to be significantly different than expected sales returns of current products. We evaluate the sales returns of all of the products at the end of each reporting period and necessary adjustments, if any, are made. However, to date, no significant revision has been determined to be necessary.
     License fees
          Non-refundable milestone payments are recognized in the statement of income when earned, in accordance with the terms prescribed in the license agreement, and where we have no future obligations or continuing involvement pursuant to such milestone payment. Non-refundable up-front license fees are deferred and recognized when the milestones are earned, in proportion that the amount of each milestone earned bears to the total milestone amounts agreed in the license agreement. As the upfront license fees are a composite amount and cannot be attributed to a specific molecule, they are amortized over the development period. The milestone payments during the development period increase as the risk involved decreases. The agreed milestone payments reflect the progress of the development of the molecule and may not be spread evenly over the development period. Further, the milestone payments are a fair representation of the extent of progress made in the development of these molecules. Hence, the upfront license fees are amortized over the development period in proportion to the milestone payments received. In the event, the development is discontinued, the corresponding amount of deferred revenue is recognized in the income statement in the period in which the project is effectively terminated.
     Service income
          Income from services is recognized based on the services provided by the Company in accordance with the terms of the contract, as all the conditions under SAB 104 are met.
     Stock Based Compensation
          We use the Black-Scholes option pricing model to determine the fair value of each option grant. The Black-Scholes model includes assumptions regarding dividend yields, expected volatility, expected lives and risk free interest rates. These assumptions reflect our best estimates, but these assumptions involve inherent market uncertainties based on market conditions generally outside of our control. As a result, if other assumptions had been used in the current period, stock-based compensation expense could have been materially impacted. Furthermore, if we use different assumptions in future periods, stock based compensation expense could be materially impacted in future years.
          The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions:

	Three months ended June 30,
	2005	2006
Dividend yield	0.5%	0.5%
Expected life	12-78 months	12-78 months
Risk free interest rates	4.5 - 7.1%	4.5 - 7.5%
Volatility	26.4 - 50.7%	23.4 - 50.7%
          Prior to April 1, 2006, we accounted for our stock-based compensation plans under SFAS 123. On April 1, 2006, the Company adopted SFAS No. 123R (revised 2004), “Share Based Payment” (“SFAS No. 123(R)”) under the modified-prospective application. Under the modified-prospective-application, SFAS No. 123(R) applies to new awards and to awards modified, repurchased, or cancelled after adoption.

          Under SFAS 123, the Company had a policy of recognizing the effect of forfeitures only as they occurred. Accordingly, as required by SFAS No. 123 (R), on April 1, 2006, the Company estimated the number of outstanding instruments, which are not expected to vest and recognized a gain of Rs.14.8 million representing the reversal of compensation cost for such instruments previously recognized in the income statement. For the three months ended June 30, 2005 and 2006, an amount of Rs.43.4 million and Rs.31.0 million respectively, has been recorded as total employee stock based compensation expense.
     Deferred Taxes
          Deferred taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits the future realization of which is uncertain.
     Functional Currency
          Our foreign subsidiaries have different functional currencies, determined based on the currency of the primary economic environment in which they operate. For subsidiaries that operate in a highly inflationary economy, the functional currency is determined as the Indian rupee. Due to various subsidiaries operating in different geographic locations, a significant level of judgment is involved in evaluating the functional currency for each subsidiary.
          In respect of our foreign subsidiaries which market our products in their respective countries/regions, the functional currency has been determined as the Indian rupee, based on an individual and collective evaluation of the various economic factors listed below.
          The operations of these foreign subsidiaries are largely restricted to importing finished goods from us in India, sale of these products in the foreign country and remitting the sale proceeds to us. The cash flows realized from sale of goods are readily available for remittance to us and cash is remitted to us on a regular basis. The costs incurred by these subsidiaries are primarily the cost of goods imported from us. The financing of these subsidiaries is done directly or indirectly by us.
          In respect of other subsidiaries, the functional currency is determined as the local currency, being the currency of the primary economic environment in which the subsidiary operates.
     Income Taxes
          As part of the process of preparing our financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. We are subject to tax assessments in each of these jurisdictions. A tax assessment can involve complex issues, which can only be resolved over extended time periods. Additionally, the provision for income tax is calculated based on our assumptions as to our entitlement to various benefits under the applicable tax laws in the jurisdictions in which we operate. The entitlement to such benefits depends upon our compliance with the terms and conditions set out in these laws. Although we have considered all these issues in estimating our income taxes, there could be an unfavorable resolution of such issues that may affect our results of operations.
          We also assess the temporary differences resulting from differential treatment of certain items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are recognized in our consolidated financial statements. We also assess our deferred tax assets on an ongoing basis by assessing our valuation allowance we consider the future taxable incomes and the feasibility of tax planning initiatives. If we estimate that the deferred tax assets cannot be realized at the recorded value, a valuation allowance is created with a charge to the statement of income in the period in which such assessment is made.
     Litigation
          We are involved in various patent challenges, product liability, commercial litigation and claims, investigations and other legal proceedings that arise from time to time in the ordinary course of our business. We assess in consultation with our counsel the need to accrue a liability for such contingencies and record a reserve when we determine that a loss related to a matter is both probable and reasonably estimable. Because litigation and other contingencies are inherently unpredictable, our assessment can involve judgments about future events.

Liquidity and Capital Resources
          We have primarily financed our operations through cash flows generated from operations and short-term borrowings for working capital. Our principal liquidity and capital needs are for making investments, the purchase of property, plant and equipment, regular business operations and drug discovery.
          As part of our growth strategy, we continue to review opportunities to acquire companies, complementary technologies or product rights. To the extent that any such acquisitions involve cash payments, rather than the issuance of shares, we may need to borrow from banks or raise additional funds from the debt or equity markets.
          The following table summarizes our statements of cash flows for the periods presented:

	Three months ended June 30,
	2005		2006		2006
	(Rs. in millions , U.S.$ in thousands)
Net cash provided by/(used in):
Operating activities	Rs.	202.2	Rs.	(757.1)	U.S.$(16,505)
Investing activities		(224.3)		482.8	10,526
Financing activities		1,134.2		289.9	6,320
Effect of exchange rate changes on cash		(36.0)		(291.0)	(6,345)

Net increase/(decrease) in cash and cash equivalents	Rs.	1,076.1	Rs.	(275.4)	U.S.$(6,004)

Cash Flow From Operating Activities
          While net cash provided by operating activities was Rs.202.2 million for the three months ended June 30, 2005, there has been a net cash outflow from operating activities of Rs.757.1 million for the three months ended June 30, 2006. While we had a higher net income of Rs.1,397.6 million during the three months ended June 30, 2006 as compared to Rs.347.3 million for the three months ended June 30, 2005, the shift in the net cash flow from operations has been due to a significant movement in our operating assets and liabilities.
          During the three months ended June 30, 2006, the higher cash outflows due to increase in operating assets and liabilities was primarily on account of an increase in accounts receivable of Rs.4,648.5 million and inventories of Rs.1,790.7 million, which was been partially offset by an increase in accounts payable of Rs.3,768.9 million. The increase in the accounts receivables, inventories and accounts payable was primarily on account of an overall increase in the operations of the Company primarily in North America. Operations in North America increased primarily on account of the launch of three key products during the three months ended June 30, 2006: simvastatin, finasteride and fexofenadin. The increase was also attributable to sales at betapharm and the Falcon business, both of which were acquired during the fiscal year ended March 31, 2006.
Cash Flow From Investing Activities
          Cash generated by investing activities was Rs.482.8 million for the three months ended June 30, 2006. This was primarily on account of the release of term deposits of Rs.1,584.4 million pledged against a short term loan which was repaid during the period . This was partially off-set by additional expenditures on property, plant and equipment of Rs.887.3 million and acquisition of certain intangible assets.
Cash Flows From Financing Activities
          Net cash provided by financing activities for the three months ended June 30, 2006 was Rs.289.9 million, primarily due to short-term borrowings in foreign currency from banks amounting to Rs.291.4 million to meet working capital requirements.
Trend information
          Formulations. According to the Operations Research Group International Medical Statistics (“ORG IMS”) Annual Report 2004, the Indian retail pharmaceutical market, valued at Rs.230.0 billion for the year ended December 31, 2005, grew by 9%. New product introductions, as well as increases in the prices without corresponding increase in sales volumes of the older products, had a positive contribution to our growth in 2005. Much of this growth was driven by the contribution from new products launched in the 24 month period ending on December 31, 2005. In fiscal 2005, a new era in India began with the introduction of the product patent regime. This motivated multinational corporations to bring in their research molecules and Indian companies to focus on developing brands and exploring in-licensing & marketing alliances. In fiscal 2006, new product introductions accounted for 2.0% of our revenues in India. In fiscal 2006, the growth of our revenues in India was above industry average. We expect to continue the momentum in growth during fiscal 2007, driven by a combination of key brand performance and new product introductions during fiscal 2004, 2005 and 2006.
          We expect that the Indian Ministry of Chemicals and Fertilizers, in order to control the prices of drugs in India, will implement a ceiling on sales margins for drugs not previously subject to price control. Under the proposal:
•	for drugs sold under generic names for more than Rs.3 per tablet, the wholesalers’ margin cannot exceed 35% of the manufacturers’ selling price and the retailers’ margin cannot exceed 15% of the manufacturers’ selling price;

•	for drugs sold under brand names more than Rs.3 per tablet, the wholesalers’ margin cannot exceed 10% of the manufacturers’ selling price and the retailers’ margin cannot exceed 20% of the manufacturers’ selling price; and

•	drugs priced at Rs.3 per tablet or less would be exempt from price controls.
          A committee consisting of industry and Ministry representatives has been formed to consider the implementation of these sales margin controls as well as other cost containment proposals, including public-private partnership to help families living below poverty line and concessional pricing for government procurement. The committee is also ascertaining whether the pharmaceutical industry is prepared to implement voluntary price cuts. The committee is expected to examine whether the existing cost-based price control with respect to 74 bulk drugs and formulations containing them can be extended to other medicines in the National List of Essential Medicines or if any alternative scheme such as a ceiling price based on existing prices can be implemented.
          The competitive environment in the emerging markets outside India is changing with most countries moving towards recognizing product patents. This has the effect of reducing the window of opportunity for new product launches. In order to compete effectively in such a challenging environment, we are focusing on both our key therapeutic categories on a global basis and niche therapeutic segments. As part of our global business development program, we will continue to explore in-licensing and other opportunities to strengthen our product pipeline. Among our international markets, Russia is our single largest market. In fiscal 2006, the Russian pharmaceutical market grew by 30% driven by a strong economy and introduction of the DLO (“Dopolnitelnoye lekarstvennoye obespechenoye”) program, pursuant to which the Russian government purchases drugs for free distribution to low income individuals. Our total revenue growth rate in fiscal 2006 was approximately 26%, as compared to a growth rate of 30% for the pharmaceutical industry as a whole (as reported by Pharmexpert, December 2005). We intend to promote growth in fiscal 2007 through a combination of sales and marketing initiatives targeted towards physicians, hospital segments and pharmacies. We are also focusing on driving growth in other countries in the former Soviet Union, South Africa and China.
          Active Pharmaceutical Ingredients and Intermediates. In this segment, we are focused on increasing our level of customer engagement in key markets globally to market additional products from our product portfolio to key customers. We are also focused on identifying unique product opportunities in key markets and protecting them through patenting strategies. As of June 30, 2006, we had a pipeline of 83 drug master filings (“DMFs”) in the United States and 45 DMFs in Europe. With patent expiries in several markets in the next few years, we intend to promote growth in fiscal 2007 and beyond by leveraging our portfolio of markets and products. The success of our existing API products in our key markets is contingent upon the extent of competition in the generics market, and we anticipate that such competition will continue to be significant.
          Generics. In this segment, we are focused on the regulated markets of North America and Europe. In the United States, our key product launches anticipated for fiscal 2007 include fexofenadine, the generic version of Allegra® (launched in April 2006), simvastatin, the generic version of Zocor®, finasteride 5 mg, the generic version of Proscar®, and ondansetron, the generic version of Zofran®. See “Recent developments” for a discussion of litigation related to fexofenadine.
          In January 2006, we entered into an agreement with Merck allowing us to distribute and sell the authorized generic versions of two of their products, finasteride and simvastatin (sold by Merck under the brand names Zocor® and Proscar®), provided that some other company obtains 180-day exclusivity after the expiration of the patents for either product. Subsequently, the patents for both of these products expired and other companies obtained 180-day exclusivity. Accordingly, we launched sales of these products on June 19, 2006 and June 23, 2006, respectively. For the three months ended June 30, 2006, the combined revenues from these two products were Rs.3,353 million. We intend to expand our opportunity with respect to finasteride and simvastatin over the next few years by adding solid dosages forms as well as alternate dosage forms of each product through alliances to complement our internal product development effort.
          We also intend to expand our commercial portfolio through unique acquisition opportunities. For instance, in March 2006, we acquired for a total consideration of Rs.122.7 million trademarks rights to three off-patent products with annual sales of U.S.$5 million, along with all the physical inventories of the products, from PDL Biopharma, Inc. (“PDL”). As a result of the acquisition, we acquired an opportunity to sell these products using their existing brand names though our generic sales and marketing network.

          We are also expanding our presence in Canada by leveraging the infrastructure and assets that we have established for the U.S. market. The success of our existing products is contingent upon the extent of competition in the generics market, which we anticipate will continue to be significant. As of June 30, 2006, we had 55 ANDAs pending approval with the U.S. FDA. This included 31 patent challenges. The launch of these products is contingent upon the successful outcome of litigation related to such products.
          In the United Kingdom, we do not anticipate any significant product launches in fiscal 2007.
          In Germany, the revenues and net income of betapharm, which we acquired in March 2006, will be reflected in our fiscal 2007 results and are reflected in our results for the three months ended June 30, 2006. The German government passed the Economic Optimization of the Pharmaceutical Care Act which became effective May 1, 2006. As a response to this legislation, some of the leading pharmaceutical companies in Germany announced aggressive price cuts and we responded with an average price cut of about 24% on those of our products subject to the new regulations. Our performance in Germany for the three months ended June 30, 2006 was negatively impacted as a result of these changes. In addition to the reforms which were introduced with effect from May 1, 2006, a new list of products for which the co-payment fee is waived came into effect in Germany from November 1, 2006. The co-payment waiver is applicable only if the companies reduce their prices between 30% to 50% below the reference price. betapharm has reduced the prices of its product portfolio covered by this list by an average of 4%.
          Critical Care and Biotechnology. We expect that we will continue to market our existing products and develop additional products. The success of our existing products is contingent upon the extent of competition in this segment. In fiscal 2007, we expect to continue with our investments in building the infrastructure and capabilities for the development and launch of biogenerics in the less regulated markets in the next few years. Longer-term, we intend to target launches in the regulated markets as and when the regulatory pathway becomes clear in these markets.
          Custom Pharmaceutical Services. In fiscal 2007, we expect to benefit from the full year impact of the acquisition of Falcon. Excluding the impact of the Falcon acquisition, we expect the base business to grow further as we continue to expand the portfolio of relationships and projects with large pharmaceutical companies and emerging pharmaceutical and biotechnology companies.
          Drug Discovery. Currently, we have a pipeline of 9 NCEs of which 5 are in clinical development and 4 are in pre-clinical development. Four of such NCEs have been assigned to Perlecan and one NCE is under a co-development arrangement with Rheoscience A/S. As we make progress in advancing our pipeline through various stages of clinical development, we are building capabilities in drug development. We believe this will help to enhance the value of our NCE assets. We expect to further complement our internal research and development efforts by pursing strategic partnerships and alliances in our key focus areas.
          Specialty. We are currently in the research and development phase of our specialty pharmaceuticals business, which may become a separate segment at some point in the future. Following the acquisition of Trigenesis Therapeutics Inc. in May 2004, we commenced the pursuit of the development of dermatology products targeted towards specialty prescription dermatology segment, which products will have patent protected franchises.
Recent Developments
          In April 2006, we launched fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are generic versions of Sanofi-Aventis’ (“Aventis”) Allegra® tablets. Allegra® tablets had annual sales of approximately $1.4 billion, according to ORG IMS, a market research firm, in its June Moving Annual Total report for the 12-month period ended June 2005. We are currently defending patent infringement actions brought by Aventis in the United States District Court for the District of New Jersey. There are three formulation patents, three use patents, and two active pharmaceutical ingredient (“API”) patents that are the subject matter of litigation concerning the Company’s tablets. We have obtained summary judgment as to each of the formulation patents. In September 2005, pursuant to an agreement with Barr Pharmaceuticals, Inc., Teva Pharmaceuticals Industries Limited (“Teva”) launched its fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are AB-rated to Aventis’ Allegra® tablets. Aventis has brought patent infringement actions against Teva and its API supplier in the United States District Court for the District of New Jersey. There are three formulation patents, three use patents, and two API patents at issue in the litigation and Teva has obtained summary judgment as to each of the formulation patents. On January 27, 2006, the District Court denied Aventis’ motion for a preliminary injunction against Teva and its API supplier on the three use patents, finding those patents likely to be invalid, and one of the API patents, finding that patent likely to be not infringed. The issues presented during that hearing are likely to be substantially similar to those which will be presented with respect to our tablet products. A trial has not been scheduled. If Aventis is ultimately successful on its allegation of patent infringement, we could be required to pay damages related to the sales of its fexofenadine hydrochloride tablets and be prohibited from selling those products in the future.

          We launched sales of Proscar® and Zocor® as authorized generics in June 2006, pursuant to an agreement we entered into with Merck in January 2006 allowing us to distribute and sell generic versions of finasteride and simvastatin (sold by Merck under the brand names Proscar® and Zocor®), upon the expiration of Merck’s patents covered by these products, provided that some other companies obtains 180-day exclusivity after the expiration of the patents for either product. Subsequent to our entering into this agreement, the patents for both of these products expired and other companies obtained 180-day exclusivity, allowing us to launch the authorized generics products.
          The German government passed the Economic Optimization of the Pharmaceutical Care Act (“Arzneimittelversorgungs-Wirtschaftlichkeisgestz” or “AVWG”), which became effective May 1, 2006, and which is designed to contain increased pharmaceutical costs. The AVWG’s provisions include, among other things, prohibitions on the provision of free goods to pharmacists, limitations on the payment of rebates to wholesalers and pharmacists, prohibitions on price increases for generics prior to March 31, 2008, implementation of additional mandatory rebates of 10% if pharmaceutical prices are not 30% below the reference prices as published by the German government, reduction of fixed prices as of July 1, 2006, and empowering Statutory Health Insurance organizations to waive co-payments by patients.
          In September 2006, we entered into an agreement with ClinTec International for the joint development of an anti-cancer compound, DRF 1042, belonging to the Topoisomerase inhibitors class of compounds for use as potential treatment of various types of cancer. We have completed Phase I clinical trials for DRF 1042 in India. Under the terms of the agreement, we and ClinTec International will co-develop DRF 1042; undertaking Phase II and Phase III clinical trials, with the aim of securing USFDA and EMEA approvals. We retain the commercialization rights for the United States and rest of the world markets (excluding ClinTec International territories). ClinTec International will be granted the commercialization rights for most of Europe including major European markets. On commercialization of the product, we will receive a royalty on sales by ClinTec International in its designated territories and ClinTec International will receive a royalty on sales by us in the United States. In the event either party out-licenses the drug product, the proceeds from such an arrangement will be shared by both the parties in a pre-determined ratio (excluding our territories outside the U.S). We will also retain the exclusive rights to supply commercial quantities of the drug product.
          In October 2006, we settled patent litigation with GlaxoSmithKline Inc. (“GlaxoSmithKline”) relating to sumatriptan succinate tablets, the generic version of GlaxoSmithKline’s Imitrex® tablets. The terms of the settlement, which remain subject to government review, provide that we may exclusively distribute an authorized generic version of sumatriptan succinate tablets (in the 25 mg, 50 mg and 100 mg strengths) in the United States with an expected launch date late in the fourth quarter of calendar year 2008 ahead of the expiration of the pediatric exclusivity on the applicable patent on February 6, 2009. GlaxoSmithKline’s Imitrex® tablets, which are indicated for the acute treatment of migraine attacks in adults, had U.S. sales of $890.0 million for the 12 month period ending June, 2006 according to ORG IMS.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED
(Registrant)

Date: November 13, 2006	By:	/s/ Saumen Chakraborty

Name: Saumen Chakraborty
Title: Chief Financial Officer